Arrakis Mining Research, Inc.

12800 Preston Road, Suite 200

Dallas, Texas 75230-1303

March 17, 2014

Mr. Tom Kluck

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Arrakis Mining Research, Inc.

Registration Statement on Form S-1A

Filed November 8, 2013

File No. 333-192217

Dear Mr. Kluck,

We are in receipt of your comment letter dated December 5, 2013.  We are currently in the process of amending our Form S-1 filing (Amendment No. 1), which will include revisions, based on your comments. We anticipate the Amendment No. 1 will be filed on or before March 13, 2104.  A redline version of Amendment No. 1 has been provided to staff counsel via email. The following is a response to each of your comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of providing business consulting services to the mining industry. However, your disclosure shows that you had limited assets as of August 31, 2013, consisting of cash of $12,328 and prepaid expenses of $160,950, no revenues, no operations and no contracts regarding the company’s proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, you have estimated the costs of this offering as $20,013.58. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, although you disclose on page 6 that you have no intention to “engage in a merger or acquisition” with another entity, your disclosure on page 5 contemplates growth through acquisition and your disclosure on page 8 references “attract[ing] a potential merger candidate.”

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

RESPONSE: We acknowledge the Commission staff’s comment. Mr. Olsen has been in the mining industry for many years. During this period of time he has participated on several private consultation projects, some paid, some unpaid. Just recently, at the urging of many others, he decided to make his talents and expertise available via an organized corporation.

These facts have been expanded upon in the officer and director section. We have amended the disclosure by amending the Company Business disclosure as below.

 Thus far we have marketed our services primarily to mining and mining development companies located in the United States of America (the “U.S.”) and Canada. AMRI has been doing business since inception, June 2013. To date we have not secured any paying clients, however we are confident that with the relationships of our CEO, we will soon have paying clients. Originally formed to do any and all legal business, the intent of the corporation was to specialize in corporate development and growth management consultation.  Ken Olsen, our president has been involved in the Company since inception and is the founder.  We focus on geographic areas, projects and budget levels where we believe there are significant demand for our services and the potential for attractive returns to our Company and investors. We do not consider our Company to be a “blank check company” as such term is defined in Securities and Exchange Commission Rule 419; however, we are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. The Company is not a blank-check company and is not being formed for the purposes of a reverse merger or any other like transaction. The Company does now and will continue to operate as an advisory company, on a fee-based compensation basis, for independent clients requiring our expertise, experience and international contact networks. The Company’s business plan is first and foremost designed to grow organically by obtaining clients by personal contact. However, as the opportunity present itself (to further our business plan with potential growth through the acquisition of specialty service providers and other independent consulting services companies) the Company will consider acquisitions to enhance all of the personal efforts.  Any acquisitions that the Company may make in the future would be of companies similar in nature to our own, operating in similar or complementary industry segments or geographic location to enhance the Company with new growth opportunities and a competitive advantage.  AMRI anticipates growth through the consolidation of consulting service providers, proprietary processes and small to mid-sized independent management consulting companies that operate in related industries. Our management has designed an aggressive but straightforward strategy to transition AMRI to a full service independent mining industry solutions provider in addition to our consulting with minimal risk to the existing operation.

In further discussion regarding the Company looking for merger candidates we have removed the following statement from Risk (2):

Current economic conditions may have an adverse effect on our ability to attract a merger candidate.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We acknowledge the Commission staff’s comment. There are no written materials that we presented to potential investors other than the subscription agreement that all investors were required to complete. A sample blank copy is supplied for review.

3. Your disclosure throughout your registration statement is inconsistent as to whether this is a primary or secondary offering. For example only, based on your disclosure on page 4 indicating that the selling shareholders will sell the shares at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter at market prices, it appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. However, you then indicate that the selling shareholders are underwriters under the Securities Act suggesting that this offering is “by or on behalf of the issuer.” Please revise your disclosure so that it is consistent throughout or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing to remove the conclusion that the selling shareholders may be deemed to be underwriters as defined under the Securities Act of 1933.

4. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the “Industry Overview” section starting on page 20. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm that any industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement per Securities Act Rule 436.

RESPONSE: We acknowledge the Commission staff’s comment and have sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.  We also confirm that the industry reports or studies that we relied on were publicly available and not prepared for us and we did not compensate the party that prepared those reports or studies.

5. Please ensure that each page of your registration statement appropriately includes a sequential page number. For example only, we were unable to locate page 23 of your registration statement.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Registration Statement Cover Page, page 1

6. Please provide the zip code for your principal executive offices on the cover page of your registration statement as required by Form S-1 and on the cover page or in the summary section of your prospectus as required by Item 503(b) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Cover Page of Prospectus, page 4

7. Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding the following to pages 3 and 5:

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

8. The cover page of your prospectus should contain only information required by Item 501 of Regulation S-K or that is key information. Please advise us whether the Table of Contents is intended to be part of the cover page. If not, please relocate the information and confirm that the cover page will not exceed one page in length.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly by adding the page number 3 to the Cover page alone.  The Table of Contents is not intended to be part of the cover page and the cover page will not exceed one page in length.

Table of Contents, page 4

9. Please ensure that the page numbers included in the Table of Contents are consistent with the page numbers on which the referenced sections appear in the filing. For example only, we note that your Table of Contents indicates that the “Risk Factors” section starts on page 13. However, it appears that the “Risk Factors” section commences on page 7 in the filing.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Our Business, page 5

10. Please revise your disclosure here and in your “Description of Business” section to describe the services and the types of programs that you intend to provide to your clients.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding this to the "The Company" section on page 5 and the “Description of Business” section on page on page 20.

By using the services provided by AMRI, our clients are free to focus on compliance with regulations within their industry, and to complete their primary business goals.

AMRI focuses on two main aspects of the consulting business: international expansion strategy, and financing.  Our programs will be tailored to meet the needs and requests of our clients. We will assist our clients with growth by exposing them to international merger and acquisition opportunities as well as financing opportunities.

We will provide customized business strategies, based upon client preference, which may include any or all of the following:

• International and domestic corporate development strategies;

• Strategic and financial partnering; • Mergers and acquisitions;

In our CEO's present and past positions he is serving and has served as:

•

President at Arrakis Mining & Minerals Corp. (2013-2013) an Ottawa, ON Canada based junior mining company involved in iron-sand mining projects in Chile

•

Acting CEO at Lion King Resources Inc. (2011-2013) a Vancouver, BC, Canada based junior mining company involved in iron-sand mining projects in Chile

•

General Manager at LEON’s Manufacturing Company Ltd. (2010-2011) a mature Yorkton, SK Canada  based manufacturer of material handling equipment for the agricultural, construction, mining and other industries.

•

General Manager, Global Operations for Canadian Rockport Homes Int’l Inc. (2003-2009) a Vancouver, BC, Canada based company with a proprietary technology for the production of low cost modular factory built concrete homes.  Its production facility and housing project was in Santiago Chile; Mr. Olsen was based there from 2005-2007.

•

Partner with James Edward Capital Corporation (2003), an Ottawa, ON Canada based boutique merchant banking firm.

•

Vice-President, Operations at MetroPhotonics (2001-2002), an Ottawa, Canada based start-up commercializing a proprietary photonic integrated circuit technology including operation of an InP wafer fab operations.

•

Various Supply Chain Management positions with Nortel Networks (1990-2000), a Canadian based telecommunications equipment manufacturer with global reach.

In our CEO's business history he  has consulted on a number of projects  and as a result, created a strong corporate history and respect in the mining industry. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. AMRI consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.

11. We note your disclosure that you have consulted on a number of projects on a pro-bono basis. Please revise your disclosure here and in greater detail in the “Description of Business” section to describe the services that you provided in connection with these projects.

 RESPONSE: We acknowledge the Commission staff’s comment and have amended this section removing reference to "on a pro-bono basis" then adding this to the "The Company" section on page 5 and the “Description of Business” section on page on page 20:

In our CEO's present and past positions he is serving and has served as:

•

President at Arrakis Mining & Minerals Corp. (2013-Present) an Ottawa, ON Canada based junior mining company involved in iron-sand mining projects in Chile

•

Acting CEO at Lion King Resources Inc. (2011-2013) a Vancouver, BC, Canada based junior mining company involved in iron-sand mining projects in Chile

•

General Manager at LEON’s Manufacturing Company Ltd. (2010-2011) a mature Yorkton, SK Canada  based manufacturer of material handling equipment for the agricultural, construction, mining and other industries.

•

General Manager, Global Operations for Canadian Rockport Homes Int’l Inc. (2003-2009) a Vancouver, BC, Canada based company with a proprietary technology for the production of low cost modular factory built concrete homes.  Its production facility and housing project was in Santiago Chile; Mr. Olsen was based there from 2005-2007.

•

Partner with James Edward Capital Corporation (2003), an Ottawa, ON Canada based boutique merchant banking firm.

•

Vice-President, Operations at MetroPhotonics (2001-2002), an Ottawa, Canada based start-up commercializing a proprietary photonic integrated circuit technology including operation of an InP wafer fab operations.

•

Various Supply Chain Management positions with Nortel Networks (1990-2000), a Canadian based telecommunications equipment manufacturer with global reach.

In our CEO's business history he has consulted on a number of projects and as a result, created a strong corporate history and respect in the mining industry. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. AMRI consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.

The Offering, page 7

12. We note your disclosure on page 7 that “[a]ffiliated persons are not offering any shares.” However, your disclosure in the selling security holder table on page 16 indicates that several of your selling security holders are the relatives of your executive officer and of your shareholders who own more than 10% of your shares. Please explain to us how these shareholders are not “affiliated persons” or revise your disclosure as appropriate.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing in the footnotes at the bottom of the selling security shareholders to more fully disclose that any blood relationship to the affiliate parties in the

Company are emancipated and or lives independently in different households and do not fall under the definition of “affiliate” to the company. We amended the disclosure as follows:

(2)

This column represents the actual number of shares beneficially. Please note that Bruce Hartley and Cristina Robinson, James and Nichole Howells, Denise and Wade Hughes, Stephen and Tanya Hulsemann, Natalia Gonzalez Beltran and Louis Olsen Perea, Cindy and Myles Roettger and Beverly and Martin Wasylenchuk are husband/wife. All other blood related parties to any of the “Affiliates” are adults, emancipated and live independent of each other in different households. Accordingly, none of these relationships fall under the term of “Affiliate”.

Selected Financial Data – Annual, page 7

13. Please revise disclosures in the table to reflect amounts consistent with the audited financial statements. For example, the working capital amount should reflect a working capital deficiency and revenues should be zero consistent with the amount disclosed in the statement of operations.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly:

Risk Factors, page 7

14. Please revise your disclosure to address the following risks as applicable:

· The risks associated with management’s ability to exercise significant control over you; and

· The risks associated with the fact that management has limited experience in operating a public company.

(12) As a public company, we will be subject to additional financial and . . . , page 10

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding the following to Risk (12):

As a public company, management has ability to exercise significant control over you. Furthermore, management has limited experience in operating a public company.

15. We note your disclosure that you will become subject to the listing standards of a national securities exchange upon which you may list your Class A common stock. Please revise to identify the national securities exchange upon which you may list your common stock or advise. In addition, please revise your disclosure on page 18 to describe the different classes of your common stock or advise.

RESPONSE: We acknowledge the Commission staff’s comment. There is only one Class of Common shares therefore we have amended our filing by amending Risk (12)as follows:

Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the Over the Counter Bulletin Board upon which we may list our one and only class of Common Stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

Dilution, page 14

16. Please revise to show how you calculated net tangible book value.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

Further the calculation was amended to read ($33,574)

A Note Concerning Forward-Looking Statements, page 16

17. Please revise your risk factors disclosure starting on page 7 to include all of the risks identified here. For example only, we were unable to locate the uncertainties identified as (d) and (e) in your risk factors disclosure. Please revise as appropriate or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by deleting (d) and (e) under the section heading A NOTE CONCERNING FORWARD-LOOKING STATEMENTS:

Table 1.0 Selling Security Holders, page 16

18. Please revise your disclosure here so that the information in the table can be read. For example only, please increase the column widths or include grid lines in the table so that it is clear which items are in each row. Please also revise the table to include a column for the amount of shares to be beneficially held by each selling shareholder after the offering. Please refer to Item 507 of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly. While the columns have been enlarged we feel this may be a formatting issue with the edgar program.

19. Please revise the “Shares beneficially owned as of the date of prospectus” column to identify all shares beneficially owned by each selling shareholder. For example only, we note that John Bradshaw owns 20,000 shares as of the date of the prospectus. Please explain to us why he does not beneficially own those shares or revise your table as appropriate.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly:

20. It appears from this table that several of the selling shareholders are relatives of other holders of your common stock and of your executive officer, including the children of such other holders and of your executive officer. Please note that a person may be regarded as the beneficial owner of shares held by another family member sharing the same household. As a result, such relatives may be deemed to be the beneficial owners of each other’s shares. Please refer to Exchange Act Sections 13(d) and 13(g), Rule 13d-3 of the Exchange Act, and Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05. Please revise your table here and the beneficial ownership table on page 27 as appropriate or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing to read in the footnote (2) of the selling shareholder table:

(2)

This column represents the actual number of shares beneficially. Please note that Bruce Hartley and Cristina Robinson, James and Nichole Howells, Denise and Wade Hughes, Stephen and Tanya Hulsemann, Natalia Gonzalez Beltran and Louis Olsen Perea, Cindy and Myles Roettger and Beverly and Martin Wasylenchuk are husband/wife. All other blood related parties to any of the “Affiliates” are adults, emancipated and lives independent of each other in different households. Accordingly none of these relationships fall under the term of “Affiliate”.

and under Beneficial Ownership:

All shares sold to blood related parties to any of the above “Affiliates” or beneficial owners of more than 5% of our common stock are adults, emancipated and lives independent of each other in different households.  Accordingly, none of these relationships fall under the term of “Affiliate and or Beneficial Owner”.

Market Price of and Dividends on the Company’s Common Equity . . . , page 21

21. We note your disclosure in the second paragraph of this section. Please explain to us how the factors you identify as potentially impacting the trading price for your common stock, including “changes in financial estimates by securities analysts” and “conditions or trends in commercial real estate markets,” are relevant to the price of your common stock.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by removing under Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters:

“changes in financial estimates by securities analysts, conditions or trends in commercial real estate markets, changes in the market valuations of commercial real estate,”

Plan of Operation, page 24

22. We note your disclosure here and elsewhere that your chief executive officer has agreed to continue to fund your operations as needed over the next twelve months. However, on page 19 and elsewhere, you indicate that none of your officers or directors has agreed to pay your expenses. Please revise your disclosure as appropriate or advise. In addition, if applicable, please file any agreement with your chief executive officer wherein he agreed to pay your expenses as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

12 Month Growth Strategy and Milestones, page 24

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly by amending the section "How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months" with:

Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds provided by our CEO.

23. We note your disclosure that you “fully expect to fund” your costs in the next twelve months from operations. However, we also note your disclosure on page 24 under the “Plan of Operation” section that you plan to engage in capital raising activities after the completion of this offering, including private offerings of your securities. In addition, on page 24 under the “Liquidity and Capital Resources” section, you indicate that you do not have any cash flows from operations and that you will require additional funding to continue the development and marketing of your services. Please revise your disclosure to address this inconsistency or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing to be consistent throughout by amending the sentence to read as follows:

 We therefore expect to incur the following costs in the next 12 months in connection with our business operations and expect to fund these amounts from operations and capital raising activities through one or more private offerings of our company's securities, after the completion of this offering. There is however no guarantee that we will be able to fund out of operations. In that case our CEO has agreed to fund the projects.

Results of Operations for the period ending August 31, 2013, page 24

24. We note that throughout your disclosure in this section you reference existing “subscription agreements” and “a consulting contract.” In addition, in your exhibit index on page 33, you identify Exhibit 10.1 as a consulting agreement dated June 19, 2013. Please revise your disclosure to identify and discuss the material terms of these agreements or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by amending "Operating Expenses" as follows:

Operating Expenses

Total Expenses.  Total expenses for the period ending August 31, 2013 was $71,574.  Total expenses consisted of stock based compensation of $15,500, professional fees of $51,850; selling, general and administrative of $8; Foreign exchange (gain) loss of $164 and, interest expense of $4,052.  Total expenses were due to a consulting contract and legal fees associated with the S1 and incorporation fees. New Opportunity Business Solutions, Inc., a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity

Business Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

and then amending "Financial Condition" as follows:

Financial Condition

Total Assets.  Total assets at August 31, 2013 were $173,278.  Total assets consist of cash of $12,328 and prepaid expense of $160,950.  Total assets were due to cash received via subscription agreements and a consulting contract. The material terms of the subscription agreements provide the subscriber the ability to purchase any number of the Company's common shares at a set price of $0.025 per share. New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the agreement and note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

Total Liabilities.  Total liabilities at August 31, 2013 were $206,852.  Total liabilities consist of accounts payable of $3,000, note payable of $199,800 and accrued interest of $4,052.  Total liabilities were due to the promissory note related to a consulting contract and a payable associated with the preparation of the S1. New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

Liquidity and Capital Resources, page 24

25. In your exhibit index on page 33, you identify Exhibit 10.2 as a demand note. Please revise your disclosure regarding your capital resources to discuss the materials terms of the demand note or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding to the Liquidity and Capital Resources section:

however the Company entered into an agreement with New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

Table 3.0 Directors and Executive Officers, page 25

26. Please revise to also identify Ken Olsen as your director or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Executive Compensation, page 26

27. We note your disclosure that your directors are unpaid. However, we also note your disclosure in the table regarding director compensation. Please revise your disclosure to resolve this inconsistency or advise. In addition, please note that pursuant to Item 402(r)(2)(i) of Regulation S-K if a director is also a named executive officer under Item 402(m) of Regulation S-K and his or her compensation is fully reflected in the summary compensation table pursuant to Item 402(n)

9

of Regulation S-K, he or she should not be included in the director compensation table. Please revise your disclosure as appropriate or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly by moving the amount of compensation paid to Directors from “Stock Awards”

Table 4.1 Summary Compensation Table – Officers, page 26

28. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table as required by Item 402(o) of Regulation S-K or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

The amount of value for the services of Mr. Olsen was determined by agreement for shares in which he received as founder for (1) control (2) willingness to serve on the Board of Directors and (3) participation in the foundational days of the corporation. The amount received by each is not reflective to the true value of the contributed efforts by Mr. Olsen and was arbitrarily determined by the company. Mr. Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

Table 5.0 Beneficial Ownership, page 27

29. Please revise to also provide the disclosure in the table for your directors and executive officers as a group. Please refer to Item 403 of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly:

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

30. We note your disclosure in the selling shareholder table on page 16 that you sold shares of your common stock to relatives of your executive officer and your shareholders that own greater than 5% of your shares. Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions. Please refer to Item 404(d) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended accordingly:

Note 1. Nature of Business, page F-7

31. The nature of business as described in note 1 to the financial statements is not consistent to the description of the business disclosed on page 5 and page 19. Please revise disclosure in note 1 or explain how the electric vehicle research and technologies industry is related to the mining industry.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing according. The mention of the electric vehicle research and technologies industry was in error

Note 7. Notes Payable, page F-10

32. Please revise disclosure to provide further details on the terms of the note payable, such as the date of maturity of the note and if the payment of principal or interest is contingent.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

New Opportunity Business Solutions, Inc., a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800.  The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. However to the extent that the Company incurs expense to accomplish the goal of the consulting agreement, the obligation of the company shall be reduced an equal amount. The note is as support for the consulting fee which was

10

owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits. Accrued interest at August 31, 2013 was $4,052.

Item 15. Recent Sales of Unregistered Securities, page 33

33. Please revise the table so that the information included can be read. For example only, please increase the column widths or include grid lines in the table so that it is clear which items are in each row. In addition, we note that the table includes footnote 4. Please revise to include the text for footnote 4 or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing. While the columns have been enlarged we feel this may be a formatting issue with the edgar program. The footnote #4 has been removed from this table as it was included in error.

34. We note your disclosure indicates that the table provides the unregistered sales of your securities over the past four years. You then indicate that the table reflects the unregistered sales of your securities in the last two years. Please revise your disclosure to resolve this inconsistency or advise. Please note that Item 701 of Regulation S-K requires that you provide the information identified as to all securities of the registrant sold by the registrant within the past three years that were not registered under the Securities Act.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by changing the section to show unregistered sales of your securities over the past three years.

35. We note that several of your unregistered sales of securities were in exchange for services. Please revise your disclosure to describe the services provided in exchange for the shares. Please refer to Item 701(c) of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

(1)

Ken Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

(2)

Soellingen Advisory Group, Inc, Glenn Grant, Foster Smith, Bruce Hartley, Gerald Ernst, Kavita Khandelwal and Nelson Riis have given many hours of consultation with Mr. Olsen our CEO in the past regarding the business model and are experienced in the mining industry. All parties have agreed to serve in an advisory capacity in the future however there are no current contractual obligations except for Soellingen Advisory Group, Inc

36. We note that the unregistered sales of your securities were pursuant to Section 4(a)(2) of the Securities Act. Please revise to indicate whether or not you engaged in general solicitation of investors when selling your securities.

RESPONSE: We acknowledge the Commission staff’s comment and the company advises that it did not engage in general solicitation of investors when selling its shares and added this to the filing:

The Company did not engage in general solicitation of investors when selling securities.

37. We note your disclosure that the unregistered sales of your securities were pursuant to Section 4(a)(2) of the Securities Act. However, we note that you filed a Form D on August 16, 2013 that indicates that you relied on Rule 506 under the Securities Act for certain unregistered sales of your securities. Please revise your disclosure on page 33 to identify the unregistered sales of your securities that were pursuant to Rule 506 and to explain your basis for relying on Rule 506.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

The shares of our common stock were issued pursuant to Regulation D, Rule 506 and Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.

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Further, We have added reference to the non-exclusive transaction exemption provided by RULE D, 506. We further relied upon RULE 506 by satisfying the general conditions of RULE 502 and the additional requirements of RULE 506(b).

Item 16. Exhibits and Financial Statement Schedules, page 33

38. Please file all exhibits identified in the exhibit list as promptly as possible. For example only, we note that you have not yet filed Exhibit 10.1 and Exhibit 10.2.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding the appropriate exhibits:

Item 17. Undertakings, page 33

39. Please revise your undertaking identified as (a)(2) so that it is consistent with the language in Item 512(a)(2) of Regulation S-K or advise.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly with:

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

 (a)(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

 (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Sec.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

 (i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

 (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

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 The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

 (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

 (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

 (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

 (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit 5

40. We note that counsel’s legal opinion relies upon “assurances from the officers and directors of the Company as we have deemed necessary for purposes of expressing the opinions set forth herein.” Please revise to limit the assumptions that counsel relied upon in providing its opinion. Please refer to Staff Legal Bulletin 19 in Section II.A.3.a.

RESPONSE: We acknowledge the Commission staff’s comment and are assured that a revised legal opinion will be submitted in compliance with the Staff Legal Bulletin.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Arrakis Mining Research, Inc.

/s/:  Ken Olsen

Ken Olsen, President

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As filed with the Securities and Exchange Commission on   ~~November 7, 2013~~ March 17, 2014

Registration No. 333-192217

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1A

Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARRAKIS MINING RESEARCH INC.

 (Name of registrant as specified in its charter)

Florida	7389	46-3105245
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification No.)

ARRAKIS MINING RESEARCH INC.

12800 Preston Rd., Suite 200

 Dallas, TX 75230-1303

613-868-6157

Clifford J. Hunt, Esquire

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727-471-0444

 (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one);

Large accelerated filer [  ]

Accelerated filer [  ]

Non-accelerated filer [  ]

Smaller reporting company [X]

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.0001	1,380,000	$0.025	$34,000.00	$5.58

The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.  The 1,380,000 shares of common stock identified in the table above relate to the Resale Offering by forty-five (45) selling shareholders.  This does not include 30,020,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 31,400,000 shares of our common stock issued and outstanding as of ~~November 7, 2013~~ March 17, 2014.

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 8.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED ~~November 7, 2013~~ March 13, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

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The information in this prospectus is not complete and may be changed.  The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated ~~November 7, 2013~~ March 17, 2014

ARRAKIS MINING RESEARCH INC.

12800 Preston Rd., Suite 200

 Dallas, TX 75230-1303

613-868-6157

The Securities Being Offered For Resale Are Shares of Common Stock of ARRAKIS MINING RESEARCH INC.

Shares offered by Security Holders in Resale Offering

1,380,000

This prospectus relates to 1,380,000 shares of ARRAKIS MINING RESEARCH INC.  Common Stock which is being offered in the Resale Offering, by the security holders named in this prospectus under the caption “Selling Security Holders.”  The 1,380,000 shares of common stock identified in the table above relate to the Resale Offering by forty-five (45) selling shareholders.  This does not include 30,020,000 shares beneficially owned by our current officers, directors and affiliated persons.  There are a total of 31,400,000 shares of our common stock issued and outstanding as of this ~~November 7, 2013~~ March 17, 2014.

It is our intention to seek quotation on the OTC Bulletin Board subsequent to the date of this prospectus.  The lack of a public market for our common stock may place purchasers of shares being offered at risk of having an illiquid security.  There can be no assurance that any market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.  The selling shareholders may sell shares of our common stock at a fixed price of $0.025 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Selling shareholders may be deemed underwriters as defined under the Securities Act of 1933. The company has no present plans to be acquired or to merge with another company nor does the company, or any of its shareholders, have plans to enter into a change of control or similar transaction. ~~Selling shareholders are underwriters as defined under the Securities Act of 1933.~~ The offering shall terminate no later than 180 days from the effective date of this registration statement. We will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

Our common stock is not currently listed or quoted on any quotation medium and involves a high degree of risk.  You should read the “RISK FACTORS” section beginning on page 8 before you decide to purchase any of our common stock.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Nor have they made, or will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

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PROSPECTUS SUMMARY

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges.

This summary highlights certain information contained elsewhere in this prospectus.  You should read the following summary together with the more detailed information regarding ARRAKIS MINING RESEARCH INC. (“Us,” “We,” “Our,” “AMRI,” the “Company,” or “the Corporation”) and our financial statements and the related notes appearing elsewhere in this prospectus.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

 The Company

Our Business

ARRAKIS MINING RESEARCH INC. (hereinafter “AMRI”) is a development stage company incorporated in the State of Florida in June 2013. We were formed as a consultant to the Mining industry.  The Mining industry is subject to constant change due to market trends, thereby making it extremely competitive. The Mining industry is complex, because several segments are regulated by both federal and state/provincial governments. AMRI’s approach is intended to assist our potential clients with general business operations with the growth and development, international expansion, including mergers & acquisitions, and financing aspects of their business, exposing our potential clients to a much wider international field of opportunities and perspectives.

By using the services provided by AMRI, our clients are free to focus on compliance with regulations within their industry, and to complete their primary business goals.

AMRI focuses on two main aspects of the consulting business: international expansion strategy, and financing.  Our programs will be tailored to meet the needs and requests of our clients. We will assist our clients with growth by exposing them to international merger and acquisition opportunities as well as financing opportunities.

We will provide customized business strategies, based upon client preference, which may include any or all of the following:

• International and domestic corporate development strategies;

• Strategic and financial partnering; • Mergers and acquisitions;

In our CEO's present and past positions he is serving and has served as:

•

President at Arrakis Mining & Minerals Corp. (2013-2013) an Ottawa, ON Canada based junior mining company involved in iron-sand mining projects in Chile

•

5

Acting CEO at Lion King Resources Inc. (2011-2013) a Vancouver, BC, Canada based junior mining company involved in iron-sand mining projects in Chile

•

General Manager at LEON’s Manufacturing Company Ltd. (2010-2011) a mature Yorkton, SK Canada  based manufacturer of material handling equipment for the agricultural, construction, mining and other industries.

•

General Manager, Global Operations for Canadian Rockport Homes Int’l Inc. (2003-2009) a Vancouver, BC, Canada based company with a proprietary technology for the production of low cost modular factory built concrete homes.  Its production facility and housing project was in Santiago Chile; Mr. Olsen was based there from 2005-2007.

•

Partner with James Edward Capital Corporation (2003), an Ottawa, ON Canada based boutique merchant banking firm.

•

Vice-President, Operations at MetroPhotonics (2001-2002), an Ottawa, Canada based start-up commercializing a proprietary photonic integrated circuit technology including operation of an InP wafer fab operations.

•

Various Supply Chain Management positions with Nortel Networks (1990-2000), a Canadian based telecommunications equipment manufacturer with global reach.

In our CEO's business history he  has consulted on a number of projects  and as a result, created a strong corporate history and respect in the mining industry. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. AMRI consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.

~~ARRAKIS MINING RESEARCH INC. focuses on two main aspects of the consulting business: international expansion strategy, and financing.  Our programs will be tailored to meet the needs and requests of our clients. We will assist our clients with growth by exposing them to international merger and acquisition opportunities as well as financing opportunities.~~

~~We will provide customized business strategies, based upon client preference, which may include any or all of the following:~~

• ~~International and domestic corporate development strategies;~~

• ~~Strategic and financial partnering;~~ • ~~Mergers and acquisitions;~~

~~We have consulted on a number of projects on a pro-bono basis to establish a strong corporate history toward obtaining a strong paying client base. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. AMRI consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.~~

Thus far we have marketed our services primarily to mining and mining development companies located in the United States of America (the “U.S.”) and Canada. AMRI has been doing business since inception, June 2013. To date we have not secured any paying clients, however we are confident that with the relationships of our CEO, we will soon have paying clients. Originally formed to do any and all legal business, the intent of the corporation was to specialize in corporate development and growth management consultation.  Ken Olsen, our president has been involved in the Company since inception and is the founder.  We focus on geographic areas, projects and budget levels where we believe there are significant demand for our services and the potential for attractive returns to our Company and investors. We do not consider our Company to be a “blank check company” as such term is defined in Securities and Exchange Commission Rule 419; however, we are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. The Company is not a blank-check company and is not being formed for the purposes of a reverse merger or any other like transaction. The Company does now and will continue to operate as an advisory company, on a fee-based compensation basis, for independent clients requiring our expertise, experience and international contact networks. The Company’s business plan is first and foremost designed to grow organically by obtaining clients by personal contact. However, as the opportunity present itself (to further our business plan with potential growth through the acquisition of specialty service providers and other independent consulting services companies) the Company will consider acquisitions to enhance all of the personal efforts.  Any acquisitions that the Company may make in the future would be of companies similar in nature to our own, operating in similar or complementary industry segments or geographic location to enhance the Company with new growth opportunities and a competitive advantage.  AMRI anticipates growth through the consolidation of consulting service providers, proprietary processes and small to mid-sized independent management consulting companies that operate in related industries. Our management has designed an aggressive but straightforward strategy to transition AMRI to a full service independent mining industry solutions provider in addition to our consulting with minimal risk to the existing operation.

~~Thus far we have marketed our services primarily to mining and mining development companies located in the United States of America (the “U.S.”) and Canada. AMRI has been doing business since inception, June 2013.  Originally formed to do any and all legal business, the intent of the corporation was to specialize in corporate development and growth management consultation.  Ken Olsen, our president has been involved in the Company since inception and is the founder.  We focus on geographic areas, projects and budget levels where we believe there are significant demand for our services and the potential for attractive returns to our Company and investors. We do not consider our Company to be a “blank check company” as such term is defined in Securities and Exchange Commission Rule 419; however, we are a development stage company with minimal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. The Company is not a blank-check company and is not being formed for the purposes of a reverse merger or any other like transaction. The Company does now and will continue to operate as an advisory company, on a fee-based compensation basis, for independent clients requiring our expertise, experience and international contact networks. Any acquisitions that the Company may make in the future, would be of companies similar in nature to our own, operating in similar or complementary industry segments or geographic location; that would provide ARMI with new growth opportunities or competitive advantage.  However, even  though  our business plan does contemplate potential growth through the acquisition of  specialty service providers and  other independent  consulting services companies  that would complement our business plan  we are first and foremost a business consulting company .   AMRI anticipates growth through the consolidation of consulting service providers, proprietary processes and small to mid-sized  independent  management consulting companies that operate in related industries. Our management has designed an aggressive but straightforward strategy to transition AMRI to a  full service  independent  m ining industry solutions provider in addition to our consulting with minimal risk to the existing operation.~~

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We believe that our conduct to date evidences significant, bona fide business operations and a scenario that is wholly inapposite to any attempt to create the mere appearance of a specific business plan and effort to avoid the application of Rule 419.

 Our general business strategy is to market our services to markets primarily in mining friendly regions of the United States of America. Our strategically located business development efforts are well positioned to benefit from the continuing need for our services.  We recognize that current market conditions are extremely challenging.  Accordingly, we have adapted our business plan and strategy with the goal of protecting liquidity, enhancing our balance sheet and positioning our Company for future growth when market conditions improve.  In connection with this strategy, we have adopted a conservative approach and our principal business strategy is to utilize our sales expertise to:

•

sell consulting services throughout selected regions of the United States, Canada, and Chile;

•

provide consistently reliable high-quality service;

•

aggressively manage operating costs to maintain and improve operating margins;

•

expand business by improving, enhancing and expanding sales, gaining new customers;

•

pursue complementary “bolt on” growth opportunities having acceptable risks and returns; and

•

generate consistent revenue, operating margins, earnings and cash flows.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this registration statement, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with

7

new or revised accounting standards.  We are choosing to utilize the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.  This election allows our Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Company, the officer and director, or any Company promoters or their affiliates do not intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We do not believe that we are a blank check company because we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person unless we believe it will enhance, improve or grow our business operations.  At this time, our objective is to increase our business operations by marketing our services and performing our job with quality and care to maximize value for our shareholders.

The following sections present an overview of our business segment, including information regarding the principal business and competitive strengths. Our results of operations and financial condition are subject to a variety of risks. For information regarding our key risk factors, see “Risk Factors.”

We conduct consulting services in connection with the mining friendly regions of the United States of America, Canada, & Chile. Our business consists of one operation from the corporate headquarters. Our revenue will be generated from consulting services.

We currently have only one employee, Ken Olsen, who is our CEO and President,

The Offering

Number of Shares Being Offered:

The selling security holders may sell up to 1,380,000 shares of common stock at $0.025 per share. Affiliated persons are not offering any shares.  Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.  Non-affiliated selling security holders will sell at the fixed price.  Selling shareholders may be deemed to be “underwriters” ~~are underwriters~~  as defined under the Securities Act of 1933.

Number of Shares Outstanding After the Offering:

31,400,000 shares of our common stock are issued and outstanding.  We have no other securities issued.

Selected Financial Data - Annual:

		June 14, 2013 (inception) August 31,
		2013
Current assets		$173,278
Total Assets		173,278

Total current liabilities		206,852
Total stockholders' equity (deficit)		(71,573)

Working Capital		(33,574)

		June 14, 2013 (inception) August 31, 2013
Statement of Operations
Revenues	$	~~(164)~~ -0-
Operating expenses		67,358
Interest Expense		4,052
Net income (loss)		$71,574

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below.  You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.  Any of the following risks could adversely affect our business, financial conditions and results of operations.

Risks Related To the Company

(1) Our Auditor Has Expressed Substantial Doubt About Our Ability To Continue As A Going Concern.

These financial statements included with this registration statement have been prepared on a going concern basis.  We have a working capital deficiency of $33,574, and have an accumulated deficit of $71,574since inception as of August 31, 2013.  We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern.  The Company to date has funded its initial operations through the sale of unregistered securities in the amount of $22,500.  Management plans to continue to provide for its capital needs by the issuance of common stock and related party advances.  There can be no assurances that our management will be able to  raise any capital through the issuance of our common stock or otherwise continue to provide for our capital needs through related party advances, loans or affiliate purchases of our common stock.  Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

(2)  Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing, and the cost of such capital, is dependent on numerous factors, including:

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our levels of indebtedness;

•	competitive, legislative and regulatory matters;

•	cash flows; and,
•	provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under any revolving credit facility that we may be able to obtain.  ~~Current economic conditions may have an adverse effect on our ability to attract a merger candidate~~ ..  To the extent that we are required to seek outside financing in order to continue to business operations, the potential default on our country’s government debt may have an adverse effect on the availability of traditional financing from financial institutions. There can be no assurances that if such financing is unavailable we will be able to acquire financing from any non-traditional or private source.

(3) Our operating results and financial condition may be adversely affected by unfavorable general economic conditions.

Unfavorable economic conditions worldwide contribute to slowdowns. If global economic conditions or economic conditions in the U.S. remain uncertain or persist, spread or deteriorate further, we may experience material adverse impacts on our results of operations, cash flows and financial condition.

(4) Our profitability depends on the demand for the services we sell in the markets we serve.

Any sustained reduction in demand for our services in markets served by our midstream assets could result in a significant reduction in the volume of services that we sell, thereby adversely affecting our results of operations, cash flows and financial condition. Factors that could lead to a reduction in demand include:

•	an increase in the price of services;

•	higher taxes, including federal excise taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly;

•	adverse economic conditions which result in lower spending by consumers and businesses on services we sell;

•	higher taxes or other governmental or regulatory actions that increase the cost of the services we provide;

•	effects of weather, natural phenomena, terrorism, war, or other similar acts;
•	a shift by consumers to more technological advances by manufacturers or federal or state regulations; and,

•

decisions by our customers or suppliers to use alternate service providers for a portion or all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely.

(5) Because of the natural decline in production in our areas of operation, our success depends on our ability to obtain new sources of business, which is dependent on factors beyond our control.

We have no control over the level of business consulting in our areas of operation. In addition, we have no control over business owners or their decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected prices, and demand for services, levels of reserves, geological considerations, environmental or other governmental regulations.

(6) Our establishment of new areas may not result in the anticipated revenue increases and is subject to unanticipated regulatory, environmental, political, legal and economic risks which could adversely affect our business.

One of the ways we intend to grow our business is through the establishment of new sales areas. The additions or modifications to our existing business and of new areas could involve a variety of regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake such projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand into a new geographical area, the expansion may occur over an extended period of time and we will not receive any material increases in revenue until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. To the extent we rely on estimates of future production in our decision to expand, such estimates may prove to be inaccurate because of numerous uncertainties inherent in estimating quantities of future production. As a result, new areas may not be able to attract enough demand to achieve our expected investment return which could adversely affect our results of operations, cash flows and financial condition.

(7) We may be unable to generate sufficient or positive cash flows from the sale of services to adequately support our financial or operational results.

Our marketing results depend upon our ability to generate sufficient or positive cash flows from the purchase, sale and cost to provide our services. Our cash flows are affected by many factors beyond our control, including:

•	availability of parties willing to enter into purchase and sale transactions with us;
•	increases in operational or capital costs;

•	availability of funds from our operations and credit facilities to support marketing activities;

•	availability of counterparties willing to offer credit to us; and,

•	reductions in demand for, and supply of, consulting services for any reason.

     (8) We operate in a highly competitive business environment, and competitive pressures could adversely affect our business.

We compete with similar enterprises in our areas of operation. Our competitors may expand or construct sales systems and associated infrastructure that would create additional competition for the services we provide to our customers. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Uncertainty and possible adverse publicity may make us more susceptible to the loss of customers to our competitors. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

(9) Because our financial statements reflect results from inception, financial information in our current and future financial statements may not be comparable to prior periods.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.

(10) We have minimal revenues and limited operating history.

We are a development stage company with no principal revenues and limited operations and our auditor has expressed substantial doubt about our ability to continue as a going concern. Our record of minimal revenues and a limited operating history pose specific risks that may adversely affect our business or an investment in our common stock.  There can be no assurances that we will generate sufficient revenue from future operations to implement our business plan or otherwise allow management to continue to devote any time to our business operations. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our services, the level of our competition and our ability to attract and maintain key management and employees.

Our prospects are subject to the risks and expenses encountered by start-up companies, such as ours, in establishing a business as consulting firm. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish a client base that will make us profitable, which might result in the loss of some or all of your investment in our common stock.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in the rapidly evolving consulting market. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the use of our business model among these risks. To address these risks, we must, among other things:

•

expand our customer base;

•

enhance our name recognition;

•

expand our product and service offerings;

•

successfully implement our business and marketing strategy;

•

provide superior customer service;

•

respond effectively to competitive and technological developments; and,

•

attract and retain qualified personnel.

There can be no assurances that we will be able to engage in any of the aforementioned conduct or achieve any of the aforementioned results that we deem necessary to address or otherwise mitigate risks to our Company.

(11) Adverse developments in our existing areas of operation could adversely impact our results of operations, cash flows and financial condition.

Our operations are focused on utilizing our sales efforts which are principally located in the Midwest, Southeast and West coast region of the U.S. As a result, our results of operations, cash flows and financial condition depend upon the demand for our services in these regions. Due to our current lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the midstream industry, or our existing areas of operation, could have a significantly greater impact on our results of operations, cash flows and financial condition than if our operations were more diversified.

(12) As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, that will raise our costs and may divert resources and management attention from operating our business.

Since inception we have operated as a private company. As a public company, management has ability to exercise significant control over you. Furthermore, management has limited experience in operating a public company. Following the effectiveness of this registration statement, we will need to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC regulations.

Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements.

We will also become subject to other reporting and corporate governance requirements, including the listing standards of the Over the Counter Bulletin Board upon which we may list our one and only class of Common Stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

~~We will also become subject to other reporting and corporate governance requirements, including the listing standards of the national securities exchange upon which we may list our Class A Common Stock, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:~~

•	prepare and distribute reports and other stockholder communications in compliance with our obligations under the federal securities laws and the applicable national securities exchange listing rules;
•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC; and,

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2013. Our internal control over financial reporting may not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Ultimately, our efforts may not be adequate to comply with the requirements of Section 404. If we are unable to implement and maintain adequate internal control over financial reporting or otherwise to comply with Section 404, we may be unable to report financial information on a timely basis, may suffer adverse regulatory consequences, may have violations of the applicable national securities exchange listing rules and may breach covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

(13) We are exposed to the creditworthiness and performance of our customers, suppliers and transactional counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operational results.

There can be no assurance we have adequately assessed the creditworthiness of each of our existing or future customers, suppliers or transactional counterparties or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our financial condition and results of operations. Nor is there certainty that our counterparties will perform or adhere to existing or future contractual arrangements.

We manage our exposure to credit risk through credit analysis and credit monitoring procedures and policies, including credit support requirements for customers and counterparties to which we extend no or limited unsecured credit, such as letters of credit, prepayments, and guarantees. Additionally, we apply a risk/reward analysis on each client to insure that their projections and business assumptions are accurate, reasonable and provide a likelihood of success.

However, these procedures and policies cannot fully eliminate counterparty credit risks, and to the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

 (14) We Are Dependent On The Services Of A Certain Key Employee And The Loss Of His Services Could Harm Our Business.

Our success largely depends on the continuing services of our Chief Executive Officer and Chairman, Ken Olsen.  Our continued success also depends on our ability to attract and retain qualified personnel.  We believe that Mr. Olsen possesses valuable knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  The loss of him as a key employee could harm our operations, business plans and cash flows. Mr. Olsen has agreed to dedicate approximately 20 hours per week to the development of our business. This limited amount of time that Mr. Olsen is able to devote to the development of our business on a weekly basis may inhibit our ability to generate sufficient revenue to maintain our business as a going concern.

(15)  We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.  We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any December 31 before that time, we would cease to be an “emerging growth company” as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

(16) Because we have elected to defer compliance with new or revised accounting standards, our financial statement disclosure may not be comparable to similar companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates.

Risks Related To This Offering

(17)  There Is No Public Market for Our Shares, and We Do Not Know If One Will Develop Due to the Limited Demand for Stocks In the Business Services We Offer.

Purchasers of these shares are at risk of no liquidity for their investment.  Prior to this offering, there has been no established trading market for our securities, and we do not know that a regular trading market for the securities will develop.    Due to the limited services we offer, we anticipate that demand for our shares will not be very high.  If a trading market does develop for the securities offered hereby, we do not know if it will be sustained.  We plan to apply to have our stock quoted on the over-the-counter (“OTC”) Electronic Bulletin Board.  We intend to seek a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”).  We must obtain the services of a FINRA approved broker-dealer/market maker to file an application for our Company and we do not know if such market maker will be to obtain a listing or if an established market for our common stock will be developed.  There can be no assurance that we will be able to find a market maker that will be willing to file a Form 211 with FINRA to facilitate our acquisition of a trading symbol and authorization for any broker-dealer to post a bid for our common stock.  There can be no assurance that an active market will develop even if our common stock is listed on the OTC Bulletin Board or any stock exchange. In addition, we would be subject to an SEC rule that, if it failed to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.

 (18)  The Possible Sale of Shares of Common Stock by Our Selling Security Holders May Have a Significant Adverse Effect on the Market Price of Our Common Stock Should a Market Develop.

Our ability to raise additional capital through the sale of our stock in a private placement may be harmed by these competing re-sales of our common stock by the selling security holders.  Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock.  The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock.  The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock.  These sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

(19)  Our Lack of Business Diversification Could Result in the Devaluation of Our Stock if our Revenues From Our Primary Services Decrease.

We expect our business to solely consist of the sale of consulting services.  We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace.  This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate additional revenues since we do not expect to have any other lines of business or alternative revenue sources.

 (20) There Has Been No Independent Valuation of the Stock, Which Means That the Stock May Be Worth Less Than the Purchase Price.

The per share purchase price has been determined by us without independent valuation of the shares.  We established the offering price based on our recent sale of stock at par value, not based on perceived market value, book value, or other established criteria.  We did not obtain an independent appraisal opinion on the valuation of the shares.  The shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(21)  Investors May Never Receive Cash Distributions Which Could Result in an Investor Receiving Little or No Return on His or Her Investment.

Distributions are payable at the sole discretion of our board of directors.  We do not know the amount of cash that we will generate, if any, once we have more productive operations. There can be no assurances that we will ever have productive operations to generate cash flow for our business. Cash distributions are not assured, and we may never be in a position to make distributions.

 (22)  The Penny Stock Rules Could Restrict the Ability of Broker-Dealers to Sell Our Shares Having a Negative Effect on Our Offering.

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.  Trading in our common stock will be subject to the “penny stock” rules.  Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment.  Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies.  As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

 (23) If our customers are found in violation of the Environmental, Health and Safety Regulation it could negatively impact our sales if our customers’ operations are interrupted.

General

Our customers’ operations have been subject to varying degrees of complex laws and regulations by multiple levels of government relating to the production, transportation, storage, processing, release and disposal of waste, products and other materials or otherwise relating to protection of the environment. Our company is not currently directly subject to such regulations.

(24) We might not be successful in achieving our objectives if there are significant changes in the economic and regulatory environment surrounding business.

AMRI will be subject to risks related to national economic conditions, changes in the investment climate for business consulting governmental rules and fiscal policies, and other factors beyond the control of our management.

(25) Our business may be significantly harmed by a slowdown in the economy.

An overall decline in the economy or the occurrence of a natural disaster could decrease the need of our services. . This could restrict our success in attracting clients and significantly harm our business, financial condition and liquidity.

(26) To the extent that we expand our operations to new markets, our business operations may suffer from our lack of experience, which may adversely affect our revenues.

Currently, AMRI maintains its principal business office in Florida and also has operations in Texas. Depending on the market and our performance, we plan to expand our operations throughout the United States. However, we have limited experience outside of the market in which we currently operate. Any difficulties encountered by us in this regard could adversely affect our operating results, slow down our expansion plans, which may diminish our revenues.

(27) The issuance of additional shares of stock to obtain additional financing may dilute the holdings of our existing stockholders or reduce the market price of our stock.

The 1,380,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission.  The security holders may sell some or all of their shares immediately after they are registered.  In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. AMRI cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock or diluting their stock holdings in us.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by ARRAKIS MINING RESEARCH INC. described in “Risk Factors” and elsewhere in this prospectus.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand for our services;

(b)

governmental restrictions or excessive taxes on our services;

(c)

economic resources to support the development of our projects;

(d)

~~expansion plans, access to potential clients, and advances in technology; and~~ ..

(e)

~~lack of working capital that could hinder acquisitions for development of our projects.~~

Use of Proceeds.

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling shareholders.

Determination of Offering Price.

Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market.  We are offering the common shares at a price of $0.025 per share.  Such offering price does not have any relationship to any established criteria of value, such as book value or earnings per share.  The price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

The offering price was determined arbitrarily based on a determination by the board of directors of the price at which they believe investors would be willing to purchase the shares.  Additional factors that were included in determining the offering price are the lack of liquidity resulting from the fact that there is no present market for our stock and the high level of risk considering our lack of profitable operating history.

Dilution

We are not offering any shares of our common stock by this prospectus. 1,380,000 shares of the common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.   All shares of our common stock that are being registered are owned by the selling shareholders, who will offer such shares at a fixed price of $0.025 per share until the prices of our common stock are quoted on the OTCBB or another quotation service and thereafter at prevailing market prices, or privately negotiated prices.

Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. As of August 31, 2013 the negative net tangible book value of our shares was ($ ~~44,673~~ 33,574) or approximately ($0.001) per share, based upon 31,400,000 shares outstanding.

Upon completion of this offering there is no dilution effect to the potential shareholders since the common stock to be sold in this Offering is common stock that is currently issued and outstanding.

The following table identifies the prices that common stock has been issued within the last 5 years in compliance with Regulation S-K Item 506.

Shareholder	Number of shares	Price paid per share	Consideration paid

Ken Olsen	6,000,000	$0.0001	Services (1)
Glenn Grant	6,000,000	$0.0001	Services (2)
Foster Smith	6,000,000	$0.0001	Services (2)
Bruce Hartley	2,000,000	$0.0001	Services (2)
Gerald Ernst	2,000,000	$0.0001	Services (2)
Kavita Khandelwal	2,000,000	$0.0001	Services (2)
Nelson Riis	6,000,000	$0.0001	Services (2)
Soellingen Advisory Group, Inc	500,000	$0.025	Services (3)
All other investors	900,000	$0.025	$22,500.00

(1)

Ken Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

(2)

Glenn Grant, Foster Smith, Bruce Hartley, Gerald Ernst, Kavita Khandelwal and Nelson Riis have given many hours of consultation with Mr. Olsen, our CEO in the past regarding the business model and are experienced in the mining industry. All parties have agreed to serve in an advisory capacity in the future however there are no current contractual obligations.

(3)

Soellingen Advisory Group Inc. has provided our CEO, Mr. Olsen, with valuable insights and advice regarding corporate structuring and the processes involved in preparing to become a publicly listed corporation.

Selling Security Holders.

This prospectus will be used for the offering of shares of our common stock owned by selling security holders.  The selling security holders may offer for sale up to 1,380,000 of the 1,380,000 shares of our common stock originally issued to them by subscription agreement at $0.025 per share.  The shares of common stock were issued pursuant to Regulation D and Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.  All shareholders are sophisticated investors who were personally known by our president, Ken Olsen. Selling security holders must sell their shares at $0.025.  We will not receive any proceeds from such sales.  The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act.  All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company.  All expenses of this offering are being paid for by us on behalf of selling security holders.  The following table sets forth information on our selling security shareholders.  Explanatory footnotes relating to the footnote references appearing in the headings of this table are set forth below.

Table 1.0 Selling Security Holders (1)

Name of security holder	Shares owned as of the date of prospectus (1) prospectus (1) (3)	Shares beneficially owned as of the date of prospectus (2)	Percent owned as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus	Percent owned after offering is complete (3)	Position, office or other material relationship to the company within last three years
John Bradshaw	20,000	20,000	0.064%	20,000	0.00%	Friend
Ashley Brent	20,000	20,000	0.064%	20,000	0.00%	Friend
Justin Chubaty	20,000	20,000	0.064%	20,000	0.00%	Friend
Catherine Closs	20,000	20,000	0.064%	20,000	0.00%	Friend
Ross Demkiw	20,000	20,000	0.064%	20,000	0.00%	Friend
Derrick Ernst	20,000	20,000	0.064%	20,000	0.00%	Friend
Gerald Ernst[6]	20,000	2,020,000	6.433%	20,000	6.37%	Co-Founder
Jordan Ernst	20,000	20,000	0.064%	20,000	0.00%	Friend
Janaina Estacio	20,000	20,000	0.064%	20,000	0.00%	Friend
Cynthia Finnemore	20,000	20,000	0.064%	20,000	0.00%	Friend
Brian Grant[4]	20,000	20,000	0.064%	20,000	0.00%	Son of 10% owner Grant
Jacquelyn Grant[4]	20,000	20,000	0.064%	20,000	0.00%	Daughter of 10% owner Grant
Rebbecca Grant[4]	20,000	20,000	0.064%	20,000	0.00%	Grand Daughter of 10% owner Grant
Cristina Robinson[2]	20,000	2,040,000	6.5%	20,000	6.37%	Wife of Co-Founder Hartley
Bruce Hartley2-6	20,000	2,040,000	6.5%	20,000	6.37%	Co-Founder
James Howells[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Nicole Howells[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Denise Hughes[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Wade Hughes[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Stephen Hulsemann[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Tanya Hulsemann[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Blaine Kennedy	20,000	20,000	0.064%	20,000	0.00%	Friend
Christine Kinzer	20,000	20,000	0.064%	20,000	0.00%	Friend
Jared Ladouceur	20,000		0.064%	20,000	0.00%	Friend
Robert LaRose	20,000	20,000	0.064%	20,000	0.00%	Friend
Perry McIsacc	20,000	20,000	0.064%	20,000	0.00%	Friend
Mary Mercredi	20,000	20,000	0.064%	20,000	0.00%	Friend
Laurie Olesen	20,000	20,000	0.064%	20,000	0.00%	Friend
Natalia Gonzalez Beltran[2]	20,000	40,000	0.128%	20,000	0.00%	Daughter In Law of the CEO
Louis Olsen Perea[2]	20,000	40,000	0.128%	20,000	0.00%	Son of the CEO
Sheldon Radzick	20,000	20,000	0.064%	20,000	0.00%	Friend
Kristopher Reeb	20,000	20,000	0.064%	20,000	0.00%	Friend
Krystal Reeb	20,000	20,000	0.064%	20,000	0.00%	Friend
Horace Rieger	20,000	20,000	0.064%	20,000	0.00%	Friend
Cindy Roettger[2]	20,000	40,000	0.128%	20,000	0.00%	Sister of CEO
Myles Roettger[2]	20,000	40,000	0.128%	20,000	0.00%	Brother in law of CEO
Peter Russell	20,000	20,000	0.064%	20,000	0.00%	Friend
Juanita Raquel Sanchez Madrid	20,000	20,000	0.064%	20,000	0.00%	Friend
Ray Skaff	20,000	20,000	0.064%	20,000	0.00%	Friend
Carol Stockwell	20,000	20,000	0.064%	20,000	0.00%	Friend
Ed Taylor	20,000	20,000	0.064%	20,000	0.00%	Friend
Beverly Wasylenchuk[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
Martin Wasylenchuk[2]	20,000	40,000	0.128%	20,000	0.00%	Friend
David Haig[5]	20,000	520,000	1.657%	20,000	0.00%	Consultant
Soellingen Advisory Group, Inc[5]	500,000	520,000	1.657%	500,000	0.00%	Consultant

(1)

This column represents the actual number of shares owned by the shareholder without consideration of any shares beneficially owned by any selling shareholder’s spouse or minor child.

(2)

This column represents the actual number of shares beneficially. Please note that Bruce Hartley and Cristina Robinson, James and Nichole Howells, Denise and Wade Hughes, Stephen and Tanya Hulsemann, Natalia Gonzalez Beltran and Louis Olsen Perea, Cindy and Myles Roettger and Beverly and Martin Wasylenchuk are husband/wife. All other blood related parties to any of the “Affiliates” are adults, emancipated and lives independent of each other in different households. Accordingly, none of these relationships fall under the term of “Affiliate”.

(3)

~~This column represents the actual number of shares beneficially owned in that Bruce Hartley and Cristina Robinson, James and Nichole Howells, Denise and Wade Hughes, Stephen and Tanya Hulsemann, Natalia Gonzalez Beltran and Louis Olsen Perea, Cindy and Myles Roettger and Beverly and Martin Wasylenchuk are husband/wife. All other blood related parties are adults, emancipated and independent of each other.~~

(4)

The percentage held in the event all of the 1,380,000 shares in the Resale Offering are sold.

(5)

Glenn Grant is an over 10% owner and owns 6,000,000 restricted shares as a co-founder

(6)

Soellingen Advisory Group, Inc. is majority owned by David Haig,  a friend and business colleague who is a non-affiliate consultant of the company

(7)

Gerald Ernst and Bruce Hartley are owners of over 5% and each own 2,000,000 restricted shares as co-founders

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at the fixed price of $0.25 per share unless and until a market develops for our shares, such as quotation on the Over-the-Counter Bulletin Board or listed on a national securities exchange.  The selling shareholders may affect these transactions by selling their future shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.  Each of the selling shareholders is an “underwriter” within the meaning of the Securities Act in connection with each sale of shares.  The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.  In the event the selling security holders sell all of their shares in the secondary offering they will own no shares in the Company upon completion of the secondary offering.

Plan of Distribution

Resale Offering

Our common stock is not traded on any market or securities exchange.  The selling shareholders may sell shares of our common stock at a fixed price of $0.025 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The fixed price of $0.025 has been determined as the selling price based upon the original purchase price paid by the selling shareholders of $0.025. The selling security holders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) an exchange distribution in accordance with the rules of the applicable exchange; (v) privately negotiated transactions; (vi) effected short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) through the writing or settlement of options or other hedging transactions, whether through options exchange or otherwise; (viii) broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; and (ix) a combination of any such methods of sale.

The selling security holders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $0.025 per share, or their pledges, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $0.025 per share for the duration of this offering  In a post-effective amendment to this registration we will disclose pledges, donees and other transferees of the selling security holders, if any, as selling security holders.  The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a)

On such public markets as the common stock may from time to time be trading;

(b)

In privately negotiated transactions;;

(c)

Through the writing of options on the common stock;;

(d)

 In short sales; or

(e)

In any combination of these methods of distribution.

In the event any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes.  Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department prior to the sale of any securities by the broker-dealer.

The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares.  The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares.  These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders.    Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act when eligible, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them.  The pledges, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders.  The number of selling security holders’ shares offered under this prospectus will decrease as and when they take such action.  The plan of distribution for the selling security holders’ shares will otherwise remain unchanged.  In addition, a selling security holder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.  The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. ~~The selling security holders and any broker-dealers participating in the distributions of the shares shall be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.~~   Any profit on the sale of shares by the selling security holders and any commission or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.

There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations hereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable “cooling off” periods prior to the commencement of such distribution.  Also, the selling security holders are subject to application provisions that limit the timing of purchasers and sale of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities and Exchange Commission, they are required to comply with Regulation M.  In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.  Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods.  Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M.  These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.  We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum.  Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.  The selling security holders and distribution participants are required to consult with their

Description of Securities to be Registered

General

We are authorized to issue up to 500,000,000 shares of common stock, $.0001 par value per share, of which 31,400,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore.  There are presently no plans to pay dividends with respect to the shares of our common stock.  Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock.  The common stock is not subject to any liability for further assessments.  There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call.  The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors.  The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Clifford J. Hunt, Esquire whose opinion appears elsewhere as an exhibit to this prospectus.

Preferred Stock

We currently are authorized but have not issued preferred stock.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividend

We have paid no cash dividends on our common stock since our inception.  We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future.  Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement we will have 1,380,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933.

Prior to this registration, no public trading market has existed for shares of our common stock.  The sale or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

Interest of Named Experts and Counsel

On September 30, 2013 the Company retained DKM Certified Accounts ("DKM") as its independent certified public accountant.  DKM has provided audited financials for ARRAKIS MINING RESEARCH INC.  as of August 31, 2013 and for the period June 14, 2013 (inception) through August 31, 2013. The date of the report for these audited financials is October 28, 2013. DKM whose report is contained herein, was paid in cash for services rendered.  Therefore, the firm has no direct or indirect interest in us.  DKM report was given based on their authority as experts in accounting and auditing.

Clifford J. Hunt, Esquire is counsel for our Company and has given an opinion on the validity of the securities being registered; the opinion appears elsewhere in this registration statement.  Mr. Hunt has no direct or indirect interest in us.

Information with Respect to the Registrant

DESCRIPTION OF BUSINESS

Business Consulting

General

ARRAKIS MINING RESEARCH INC., Inc., (“AMRI”) was formed in June 2013. AMRI was formed to focus on providing business consulting primarily for small to medium sized mining businesses. While being domiciled and maintaining its principal place of business in Florida, AMRI’s management fully intends to expand its presence in the business consulting industry, by increasing the consulting capacity through the hiring of additional consultants as well as strategic acquisitions. We also have business operations in Texas.

By using the services provided by AMRI, our clients are free to focus on compliance with regulations within their industry, and to complete their primary business goals.

AMRI focuses on two main aspects of the consulting business: international expansion strategy, and financing.  Our programs will be tailored to meet the needs and requests of our clients. We will assist our clients with growth by exposing them to international merger and acquisition opportunities as well as financing opportunities.

We will provide customized business strategies, based upon client preference, which may include any or all of the following:

• International and domestic corporate development strategies;

• Strategic and financial partnering; • Mergers and acquisitions;

In our CEO's present and past positions he is serving and has served as:

•

President at Arrakis Mining & Minerals Corp. (2013-2013) an Ottawa, ON Canada based junior mining company involved in iron-sand mining projects in Chile

•

Acting CEO at Lion King Resources Inc. (2011-2013) a Vancouver, BC, Canada based junior mining company involved in iron-sand mining projects in Chile

•

General Manager at LEON’s Manufacturing Company Ltd. (2010-2011) a mature Yorkton, SK Canada  based manufacturer of material handling equipment for the agricultural, construction, mining and other industries.

•

General Manager, Global Operations for Canadian Rockport Homes Int’l Inc. (2003-2009) a Vancouver, BC, Canada based company with a proprietary technology for the production of low cost modular factory built concrete homes.  Its production facility and housing project was in Santiago Chile; Mr. Olsen was based there from 2005-2007.

•

Partner with James Edward Capital Corporation (2003), an Ottawa, ON Canada based boutique merchant banking firm.

•

Vice-President, Operations at MetroPhotonics (2001-2002), an Ottawa, Canada based start-up commercializing a proprietary photonic integrated circuit technology including operation of an InP wafer fab operations.

•

Various Supply Chain Management positions with Nortel Networks (1990-2000), a Canadian based telecommunications equipment manufacturer with global reach.

In our CEO's business history he  has consulted on a number of projects  and as a result, created a strong corporate history and respect in the mining industry. The rate charged for our services will be dependent upon the level of consulting services the client company is interested in utilizing and the complexity of the client company business. AMRI consulting fees will be negotiated and established based upon factors such as the level of services requested by the client.

~~We have conducted marketing and sales activities to take advantage of opportunities related to time, location and quality of various consulting projects.~~

We currently conduct our marketing operations primarily in mining friendly regions of The United States of America, Canada and Chile.

We do not have any off-balance-sheet arrangements.

How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offerings of our Company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct a private offering under Section 4(2) of the Securities Act of 1933.

In the event we raise additional capital, we will be able to implement our expansion in accordance with our business plan.  We anticipate that we will use the funds raised to fund marketing activities and working capital.  Our failure to market and promote our services will harm our business and future financial performance.  If we are unable to expand our operations within the next twelve months, we will likely see a decrease in the ability of increasing our revenues.  We cannot guarantee that additional funding will be available on favorable terms, if at all.  If adequate funds are not available, then we may not be able to expand our operations.  If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses.  However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds.  We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes.  Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds provided by our CEO.

~~If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever.  None of our officers or directors is obligated to pay for our expenses.  Moreover, none of our officers have specifically agreed to pay our expenses should we need such assistance.~~

The implementation of our business strategy is estimated to take approximately 12-18 months.  Once we are able to secure funding, implementation will begin immediately.  We anticipate 30 days to be in a stage of full operational activity to gain additional clients. The major parts of the strategy to be immediately implemented will be the sales and marketing and office equipment and human resource procurement.

Our lack of revenues has affected the Company directly. Without a strong or known market demand, it was considered a risk to expand in any new geographical areas, since there was realistic probability that costs would not be recovered upon completion and sales generated.

Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities.

Industry Overview

Mining is one of Chile’s backbone industries.  There is probably not a jurisdiction on earth that is friendlier to the mining industry.  Chile needs mining and Chile wants mining.

•

For the period 2004 through 2011, the mining industry accounted for 15.9% of Chile’s total GDP

•

In 2010 and 2011, the mining industry accounted for 44.3% and 48.8% of Chile’s national exports respectively.

•

In 2011 the mining industry accounted for 60.1% of total foreign investment in Chile

o

US$2,489,023,000 foreign investment in mining in 2011

o

Of that US$2,489,023,000 total, some $1,595,217,000 (or 64.1%) was invested in the Atacama Region.

•

For the period 2002 through 2011 the mining industry accounted for 34.9% of total foreign investment in Chile

o

Source: Chilean Mining Compendium 2012

The Vancouver based Fraser Institute wrote in a 2011-12 report that Chile is rated as one of the very best national jurisdictions in the world to conduct mining activities – and has consistently ranked high for the past several years.  This was in part due to such criteria as political stability, rule of law, reasoned mining regulations, national investment policies, level of security, openness to foreign investment, thoughtful environmental policies, sound labor laws, etc.  Chile also enjoys a ranking of 7th in the world in the 2013 Index of Economic Freedom published by The Heritage Group (in partnership with The Wall Street Journal) – ahead of countries like the USA, the UK, & Germany.

Marketing

AMRI has developed a targeted marketing program aimed at informing potential customers of the Company’s services which will include attendance and participation in multiple mining and mining development trade shows and conventions in the US, Canada, and Chile.

 THE ARRAKIS MINING RESEARCH INC. SOLUTION

Our Strategy

While Chile already attracts a substantial level of foreign investment in its mining sector from both the USA and Canada, the vast majority of these investments are made by large multinational corporations on quite large scale projects.  AMRI believes there is a large untapped potential for additional investment by smaller and medium sized North American enterprises to invest in smaller and earlier stage projects in Chile in the form of strategic investments, joint ventures, mergers & acquisitions, or any other variation thereof.  AMRI’s strategy is to facilitate, enable, and profit from such small/medium sized investment opportunities.

Our Business Model

In summary, AMRI believes that Chile offers a large number of high quality potential mining projects that do not currently attract any notice from North American investors.  AMRI’s model is based on a vision of facilitating North American investment in modest scale mining opportunities in Chile, generally in the $2M to $25M range (“Small”) and $25M to $250M range (“Medium”). These ranges and their nomenclature are for AMRI’s internal purposes.

Initially AMRI will focus its efforts on mining-friendly states in the USA such as Nevada and Arizona, and in the Canadian  provinces of Alberta, and Saskatchewan.  In Chile, the focus will be within Regions I, II, III, IV, and XV, the northern quadrant of the country, the highly mineralized Atacama Desert.

AMRI’s revenue stream will consist of consulting fees.  AMRI expects to be in the position of being remunerated both by its Chilean clients and by its North American Clients.

Building the AMRI Infrastructure

The basic operational infrastructure of AMRI is already in place. However, the capacity to support future growth will be limited by the number of consultants within the consulting firm. AMRI will look to attract qualified bilingual professionals to expand its consulting capacity accordingly. The majority of the current consulting duties will initially be the responsibility of current senior management; however, as the Company implements its strategic growth plan, additions to the management team and growth in the operating structure will be required.

Expand To New Geographic Markets

While the near-term focus of AMRI management will be to grow its customer base in the targeted Chilean mining sector, the Company also intends to expand its market presence in other South American jurisdictions with substantial mining industries. The geographic growth strategy is secondary to our primary growth strategy of facilitating a growing number of individual opportunities in the initially targeted Chilean mining sector.

Increase Product and Service Offerings

AMRI intends to leverage its existing client relationships, however, management recognizes that these relationships are the foundation of the Company’s success, and therefore will only market programs which it believes will be attractive and beneficial to its customers.  AMRI will not inundate its customers with mass mailings or inferior product offerings in order to generate revenue.

Additional programs and services will be developed or sought out as the opportunity develops and demand warrants.  This growth will be generated both organically and through acquisition or strategic alliance. AMRI will serve as the center for these operations, with acquired companies and joint ventures operating under the umbrella of the parent company.

Competition

The company is aware of many other consulting companies providing a variety of technical and business services to companies in the mining industry. We have not located information for any other company or firm that is currently providing the specific services that we offer or with the focused approach of AMRI, which is to introduce and connect small and medium sized Chilean mining opportunities to potential North American partners.

Description of Property

We do not own any real property.  Our principal business office is located at 8200 Seminole Boulevard, Seminole, Florida 33772 and we also maintain an office at 12800 Preston Rd., Suite 200, Dallas, Texas.   The owners of our offices do not presently receive any remuneration for the use of the offices. We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately 6 months, until our business plan is more fully implemented.

As a result of our method of operations and business plan, we do not currently require personnel other than Mr. Olsen to conduct our business. In the future, we anticipate requiring additional office space and additional personnel; however, it is unknown at this time how much space or how many individuals will be required.

Legal Proceedings

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

Our common stock is not quoted or traded on any quotation medium at this time.  We intend to apply to have our common stock included for quotation on the Over-The-Counter Bulletin Board (“OTC Bulletin Board”).  There can be no assurance that an active trading market for our stock will develop.  If our stock is included for quotation on the OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations in building construction, new sales formats, or new services by us or our competitors, ~~changes in financial estimates by securities analysts, conditions or trends in commercial real estate markets, changes in the market valuations of commercial real estate,~~  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control.  In addition, the stock market in general, and the market for commercial real estate development in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance.  Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results.  These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 30,020,000 shares common stock that could be sold by the selling shareholders according to Rule 144 that we have not agreed to register for resale beneficially owned by our current officers, directors and affiliated persons. 6,000,000 shares of common stock which are held by our President, Ken Olsen (A brief description of Rule 144 follows:

The common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by an  ”affiliate.”  An “Affiliate” is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer.  The definition of an “Affiliate” is critical to the operation of Rule 144, promulgated under the Securities Act.  Rule 144 provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time.  In general, pursuant to Rule 144, a shareholder who has satisfied a six month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale.  Further, Rule 144 permits, under certain circumstances, the sale of securities, without any quantity limitation, by our shareholders who are not affiliates and who have satisfied a one-year holding period.

Cash dividends have not been paid since inception.  In the near future, we intend to retain any earnings to finance the development and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.  The declaration and payment of cash dividends by us are subject to the discretion of our board of directors.  Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the board of directors.  We are not currently subject to any contractual arrangements that restrict our ability to pay cash dividends.

We have forty nine (49) stockholders of record of our common stock as of November 6, 2013.

Impact of the “Penny Stock” Rules on Buying or Selling Our Common Stock

The SEC has adopted penny stock regulations which apply to securities traded over-the-counter.  These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years.  Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes.  In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000).  These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser’s written consent to the transaction.  If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock.  Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the “penny stock” rules.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission (“SEC”).  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

We are not required by Florida law to provide annual reports.  At the request of a shareholder, we will send a copy of an annual report to include audited financial statements.  Once our registration statement becomes effective we will file annual, quarterly, and current reports as required by the Securities Exchange Act of 1934, as amended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.  The management’s discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Our Business Overview

AMRI, a Florida corporation, (the "Company") provides consulting services to companies and individuals participating in the mining industry.  The Company offers services intended to introduce and connect interested investors in North America with attractive early stage mining opportunities in Chile.  We have conducted our operations primarily in the mining friendly regions of The United States of America, Canada, and Chile.

Plan of Operation

Our plan of operation for the next twelve months will be to expand our client base. We market our consulting services to small and medium size businesses. As we continue to grow we will need to raise additional funds. We do anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. We do not have need for the purchase of any property or equipment at this time. AMRI will not have any significant changes in the current number of employees.

Our CEO has agreed to continue to fund our operations as needed over the next 12 months until cash flows are sufficient to sustain operations.  Pursuant to the agreement it is binding on our CEO and he has agreed to only the return of his capital with no interest or other consideration. Thus far there has not been any need for funds provided by our CEO.  In addition, our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

12 Month Growth Strategy and Milestones

While a strategic and wisely executed marketing campaign is key to expanding our customer base; providing innovative strategies developed and implemented for our clients, will provide a solid platform upon which our operations will continue to grow and deliver long-term success.

Note: The following milestones are based on the company's business development strategy following this registration statement becoming effective.

0-3 Months

•

Continue the pursuit of consulting clients by offering our services to current relationships.

•

Complete design, development and implementation of Company's brand identity and website.

•

Produce marketing materials and explore online marketing options.

•

Research and determine future priority market opportunities

4-6 Months

•

Establish marketing and communications strategy.

•

Build business development and support team.

•

Create expanded growth and corporate development strategy for business expansion in certain U.S regions that have been identified as high-potential market opportunities for the company.

•

Implement a communication schedule for internal and external stakeholders in accordance with SEC guidelines and best practices.

7-9 Months

•

Expand upon our existing strategic partnerships within the consulting industry to build capacity in certain market segments and geographic locations.

•

Hire Chief Financial Officer (CFO) to direct and manage the company's financial operations.

•

Expand Board of Directors to include independent directors.

•

Commence long-range financial and growth planning for successive 2 and 3 year periods.

10-12 Months

•

Establish initial points of presence in Chile where the company is already conducting client assignments and operations.

•

Any need for outside services in which we cannot provide will all be initially outsourced in order to cut costs by not having facilities in excess of our needs. The company will not attempt to establish relationships with providers of outsourcing services until the company will be able to utilize such services.

We therefore expect to incur the following costs in the next 12 months in connection with our business operations and expect to fund these amounts from operations and capital raising activities through one or more private offerings of our company's securities, after the completion of this offering. There is however no guarantee that we will be able to fund out of operations. In that case our CEO has agreed to fund the projects.

~~We therefore expect to incur the following costs in the next 12 months in connection with our business operations and fully expect to fund these amounts from operations. There is however no guarantee that we will be able to fund out of operations. In that case our CEO has agreed to fund the projects.~~

Marketing costs	$8,000
Website development costs	4,500
Equipment purchase	2,500
Cost for being a public reporting company	12,000
Office Supplies	2,000
Staffing and Consultant costs	35,000
Total	$64,000

Results of Operations for the period ending August 31, 2013.

Revenues

The Company had no revenues during the period June 14, 2013 (inception) through August 31, 2013.

Operating Expenses

Total Expenses.  Total expenses for the period ending August 31, 2013 was $71,574.  Total expenses consisted of stock based compensation of $15,500, professional fees of $51,850; selling, general and administrative of $8; Foreign exchange (gain) loss of $164 and, interest expense of $4,052.  Total expenses were due to a consulting contract and legal fees associated with the S1 and incorporation fees. New Opportunity Business Solutions, Inc., a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

~~Total Expenses.   Total expenses for the period ending August 31, 2013 was $71,574.  Total expenses consisted of stock based compensation of $15,500, professional fees of $51,850; selling, general and administrative of $8; Foreign exchange (gain) loss of $164 and, interest expense of $4,052.  Total expenses were due to a consulting contract and legal fees associated with the S1 and incorporation fees.~~

Financial Condition

Total Assets.  Total assets at August 31, 2013 were $173,278.  Total assets consist of cash of $12,328 and prepaid expense of $160,950.  Total assets were due to cash received via subscription agreements and a consulting contract. The material terms of the subscription agreements provide the subscriber the ability to purchase any number of the Company's common shares at a set price of $0.025 per share. New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the agreement and note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

Total Liabilities.  Total liabilities at August 31, 2013 were $206,852.  Total liabilities consist of accounts payable of $3,000, note payable of $199,800 and accrued interest of $4,052.  Total liabilities were due to the promissory note related to a consulting contract and a payable associated with the preparation of the S1. New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business

Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

~~Total Assets.   Total assets at August 31, 2013 were $173,278.  Total assets consist of cash of $12,328 and prepaid expense of $160,950.  Total assets were due to cash received via subscription agreements and a consulting contract.~~

~~Total Liabilities.   Total liabilities at August 31, 2013 were $206,852.  Total liabilities consist of accounts payable of $3,000, note payable of $199,800 and accrued interest of $4,052.  Total liabilities were due to the promissory note related to a consulting contract and a payable associated with the preparation of the S1.~~

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss for the period ending August 31, 2013 of $71,574.  The Company has an accumulated loss of $71,574during the development stage, June 14, 2013(inception) through August 31, 2013.  Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of services.  These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due.  At August 31, 2013 we had working capital deficit of $33,574.  Our working capital deficit is due to the results of operations.

Net cash used in operating activities for the period ending August 31, 2013 was ($10,172).

Net cash provided by financing activities for the period ending August 31, 2013 was $22,500.  Net cash provided by financing activities is from the proceeds of stock sales.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing.  However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.  Our Plan of Operation for the next twelve months is to raise capital to continue to expand our operations. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering.  We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(2) of the Securities Act of 1933.  See “Note 3 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

Capital Resources.

We had no material commitments for capital expenditures as of August 31, 2013 however ~~.~~ the Company entered into an agreement with New Opportunity Business Solutions, Inc., is a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800. The Consulting Contract is for a 12 month term. At August 31, 2013 the company has expensed $38,850. The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits.

Off-Balance Sheet Arrangements

We have made no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Table 3.0 Directors and Executive Officers

Name	Age	Position
Ken Olsen	52	CEO, President & Director

Ken Olsen - Ken is proven leader with strong business & financial acumen and 25 years of broad based, multi-industry, international experience.  He has developed specific expertise in People Leadership, Operations Management, Supply Chain Management, Quality Management, and New Product Introduction.

Mr. Olsen has thrived in both very large corporate and small start-up company environments. He has further gained experience in both start-up and high-volume production environments.  He effectively balances technical and business concerns. He has proven leadership skills, hiring carefully and developing effectively. He is fluently bilingual in English and Spanish.

After graduating with a Mechanical Engineering degree from the University of Saskatchewan in Saskatoon, SK, Canada in 1985, Ken worked for 2 ½ years as a Project Engineer with Austin Poultry Equipment Limited in Stoney Creek, ON, Canada.  He then returned to university full time and obtained an MBA in 1989, also from the University of Saskatchewan.  Since that time he has undergone extensive additional professional development including courses concentrating on:

•

Lean Manufacturing / Lean Enterprise

•

Leadership Skills / People Management

•

Quality Management

•

Project Management

Later positions held by Mr. Olsen have included:

•

President at Arrakis Mining & Minerals Corp. (2013-Present) an Ottawa, ON Canada based junior mining company involved in iron-sand mining projects in Chile

•

Acting CEO at Lion King Resources Inc. (2011-2013) a Vancouver, BC, Canada based junior mining company involved in iron-sand mining projects in Chile

•

General Manager at LEON’s Manufacturing Company Ltd. (2010-2011) a mature Yorkton, SK Canada  based manufacturer of material handling equipment for the agricultural, construction, mining and other industries.

•

General Manager, Global Operations for Canadian Rockport Homes Int’l Inc. (2003-2009) a Vancouver, BC, Canada based company with a proprietary technology for the production of low cost modular factory built concrete homes.  Its production facility and housing project was in Santiago Chile; Mr. Olsen was based there from 2005-2007.

•

.

•

Partner with James Edward Capital Corporation (2003), an Ottawa, ON Canada based boutique merchant banking firm.

•

Vice-President, Operations at MetroPhotonics (2001-2002), an Ottawa, Canada based start-up commercializing a proprietary photonic integrated circuit technology including operation of an InP wafer fab operations.

•

Various Supply Chain Management positions with Nortel Networks (1990-2000), a Canadian based telecommunications equipment manufacturer with global reach.

Mr. Olsen brings to Arrakis Mining Research:

•

10+ years’ experience in executive level Operations Management

•

15+ years of success building, leading, and motivating teams of professionals

•

extensive experience with Quality Management systems, processes, and tools, including 6-sigma

•

plant construction, commissioning, and start-up experience (5 projects in 4 different industries)

•

in-depth ERP experience including leadership of a two implementation projects

•

hands-on experience in 2 ISO9000 Registration projects; Certified Quality Auditor

•

training and experience implementing Lean Manufacturing concepts and methodologies

•

29

business and financial acumen with specific experience in business planning and budgeting

•

start-up experience: MetroPhotonics, Canadian Rockport Homes, & Lion King Resources

•

excellent technical & business writing skills

•

international experience: Chile (2+ years), Colombia (1 year), & Mexico

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the executive officers who served at the end of the period August 31, 2013, for services rendered in all capacities to us.  The listed individuals shall hereinafter be referred to as the “Named Executive Officers.”  Currently, we have no employment agreements with any of our Directors or Officers.  All of our directors are unpaid.  Compensation for the future will be determined when and if additional funding is obtained.

Table 4.1 Summary Compensation Table - Officers

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Salary	Bonus	Stock	Option	Non-equity	Nonqualified	All other	Total
				Awards	Awards	incentive	deferred	compen-
						plan	compensation	sation
Name and principal position (1)	Year	($)	($)	($)	($)	compensation ($)	earnings ($)	($)	($)
Ken Olsen , President, CEO	2013	-0-	-0-	600	-0-	-0-	-0-	-0-	600

(1) There is no employment contract with Mr. Olsen at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future. The amount of value for the services of Mr. Olsen was determined by agreement for shares in which he received as founder for (1) control (2) willingness to serve on the Board of Directors and (3) participation in the foundational days of the corporation. The amount received by each is not reflective to the true value of the contributed efforts by Mr. Olsen and was arbitrarily determined by the company. Mr. Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

Table 4.2 Director Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	Fees	Stock	Option	Non-equity	Nonqualified	All other	Total
	earned or	Awards	Award(s)	incentive	deferred	compen-
	paid in cash			Plan compensation	compensation earnings	sation
Name and principal position (1)	($)	($)	($)	($)	($)	($)	($)
Ken Olsen , President, CEO	-0-	~~600~~ -0-	-0-	-0-	-0-	-0-	~~600~~ -0-

 (1) There is no employment contract with Mr. Olsen at this time.  Nor are there any agreements for compensation in the future.  A salary and stock options and/or warrants program may be developed in the future.

Compensation Committee Interlocks and Insider Participation

Currently, our Board of Directors consists of Mr. Olsen. We are not actively seeking additional board members at this time.  At present, the Board of Directors has not established any committees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of November 6, 2013, and our officers and directors, individually and as a group.  Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

30

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities.  In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable.  Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See “Selling Security Holders”) have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Table 5.0 Beneficial Ownership

Amount and Nature of Beneficial Ownership Percent of Class (1)
Title of Class	Name and Address of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Common Stock	Ken Olsen 609 – 955 Beauparc Private Ottawa, ON K1J 0A2	6,000,000	6,000,000	19.12%	19.12%
Common Stock	Glenn Grant PO Box 217 Killam, AB T0B 2L0	6,000,000	6,000,000	19.12%	19.12%
Common Stock	Foster Smith 15551 – 194 RR 212A Sherwood Park, AB T8G 1B2	6,000,000	6,000,000	19.12%	19.12%
Common Stock	Nelson Riis 18 Kippewa Drive Ottawa, ON K1S 3G4	6,020,000	6,020,000	19.18%	19.18%
Common Stock	Bruce Hartley 1502 - 85 Bronson Avenue Ottawa, ON K1R 6G7	2,020,000	2,000,000	6.43%	6.37%
Common Stock	Gerald Ernst RR1, Site 5, Box 11Sylvan Lake, AB T4S 1X6	2,020,000	2,000,000	6.43%	6.37%
Common Stock	Kavita Khandelwal 22 Pretoria Avenue Toronto, ON M4K 1T3	2,000,000	2,000,000	6.37%	6.37%
Common Stock	All 5% Owners, Executive Officers and Directors as a Group	30,060,000	30,020,000	95.77%	95.64%
Common Stock	All Executive Officers and Directors as a Group	6,000,000	6,000,000	19.12%	19.12%

(1)

The percentages are based on a Before-Offering total of 31,400,000 shares of common stock issued and outstanding as of the date of this prospectus and assume all of the 1,380,000 shares of our selling security holders’ shares will be sold.

All shares sold to blood related parties to any of the above “Affiliates” or beneficial owners of more than 5% of our common stock are adults, emancipated and lives independent of each other in different households.  Accordingly, none of these relationships fall under the term of “Affiliate and or Beneficial Owner”.

Transactions with Related Persons, Promoters and Certain Control Persons

The following were all awarded shares in June 2013

Shareholder	Number of shares	Price paid per share	Consideration paid
Ken Olsen	6,000,000	$0.0001	Services (1)
Glenn Grant	6,000,000	$0.0001	Services (2)
Foster Smith	6,000,000	$0.0001	Services (2)
Nelson Riis	6,020,000(3)	$0.0001	Services (2)
Bruce Hartley	2,020,000(3)	$0.0001	Services (2)
Gerald Ernst	2,020,000(3)	$0.0001	Services (2)
Kavita Khandelwal	2,000,000	$0.0001	Services (2)

(1)

31

Ken Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

(2)

Glenn Grant, Foster Smith, Bruce Hartley, Gerald Ernst, Kavita Khandelwal and Nelson Riis have given many hours of consultation with Mr. Olsen our CEO in the past regarding the business model and are experienced in the mining industry. All parties have agreed to serve in an advisory capacity in the future however there are no current contractual obligations.

(3)

Messer's Riis, Hartley and Ernst also bought 20,000 shares at $0.025 per shares by subscription agreement

All shares sold to  blood related parties to any of the above  “Affiliate or Beneficial Owner”  of more than 5% of our common stock are adults, emancipated and lives independent of each other in different households Accordingly none of these relationships fall under the term of “Affiliate and or Beneficial Owner”.

Our offices are currently located at 8200 Seminole Boulevard, Seminole, Florida 33772 and 12800 Preston Rd., Suite 200, Dallas, TX, the offices of Mr. Olsen, our CEO and President. Mr. Olsen does not receive any remuneration for the use of his offices.

Promoter

The Company does not have any promoters other than our CEO, Ken Olsen.

Director Independence

We do not presently have any independent directors.  We consider independent directors to be individuals who are not employed by the Company in any capacity and who do not have any equity ownership interest in the Company.  Our Board of Directors is comprised of our President and CEO, Ken Olsen.  Mr. Olsen currently owns over 10% of the Company’s common equity. We intend to seek additional independent members for our board of directors when the market conditions improve and we are able to provide compensation for our board of director members.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our Articles of Incorporation do include a provision under Article VIII, to permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Our By-Laws, Article VII, Section 4, do permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of ARMI pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Arrakis Mining Research Inc.

We have audited the accompanying balance sheet of Arrakis Mining Research Inc. as of August 31, 2013, and the related statements of operations, stockholders’ equity, and cash flows from Inception (June 14, 2013) through August 31, 2013. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrakis Mining Research Inc. as of August 31, 2013, and the results of its operations and its cash flows for the period from  Inception (June 14, 2013) through August 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

October 28, 2013

Arrakis Mining Research, Inc.
(A Development Stage Company)
Balance Sheet

August 31,
2013
(audited)
ASSETS
Current Assets
Cash and cash equivalents	$12,328
Prepaid expenses	160,950
Total Current Assets	173,278

TOTAL ASSETS	$173,278

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$3,000
Accrued interest	4,052
Note payable	199,800
Total Current Liabilities	206,852

TOTAL LIABILITIES	206,852

COMMITMENTS AND CONTINGENCIES (Note 9)

Stockholders' Equity
Common stock: 500,000,000 authorized; $0.0001 par value
31,400,000 shares issued and outstanding	3,140
Additional paid in capital	34,860
Accumulated deficit during development stage	(71,574)
Total Stockholders' Equity	(33,574)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$173,278

The accompanying notes are an integral part of the audited financial statements

Arrakis Mining Research, Inc.
(A Development Stage Company)
Statement of Operations
		June 14, 2013
		(inception)
		through
		August 31,
		2013
		(audited)

Revenues	$	---

Operating Expenses
Stock based compensation		15,500
Professional fees		51,850
Selling, general and administrative expenses		8
Foreign exchange (gain) loss		164
Total operating expenses		67,522

Net Income (Loss) from operations		(67,522)

Other income (expense)
Interest expense		(4,052)
Income tax		---

Net Income (Loss)		$(71,574)

Basic and diluted loss per share		$(0.00)

Weighted average number of
shares outstanding		30,823,077

The accompanying notes are an integral part of the audited financial statements

Arrakis Mining Research, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From June 14, 2013 (inception) to August 31, 2013

			Additional
	Common Stock		Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance as of June 14, 2013	—	$—	$—	$—	$—

Issued 30 million shares of common to certain officers and directors for services at par $0.0001, June 14, 2013	30,000,000	3,000	—	—	3,000
Issued 500,000 shares of common for consulting services at $0.025 per share, June 2013	500,000	50	12,450	—	12,500
Sale of 900,000 shares of common stock for cash to various investors at $0.025 per share, August, 2013	900,000	90	22,410	—	22,500

Net loss				(71,574)	(71,574)

Balance, August 31, 2013	31,400,000	$3,140	$34,860	$(71,574)	$(33,574)

The accompanying notes are an integral part of the audited financial statements

Arrakis Mining Research, Inc.
(A Development Stage Company)
Statement of Cash Flows
June 14, 2013
(inception)
through
August 31,
2013
(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,574)
Adjustments to reconcile net loss to net
cash used in operations:
Stock issued for services	15,500
Recognition of prepaid expenses	38,850.
Changes in assets and liabilities:
Increase in accounts payable	3,000
Increase in accrued interest	4,052
Net Cash (used in) operating activities	(10,172)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from equity issuances	22,500
Net Cash provided by financing activities	22,500

Net increase (decrease) in cash and cash equivalents	12,328

Cash and cash equivalents
Beginning of period	—
End of period	$12,328

Supplemental cash flow information
Cash paid for interest	$—
Cash paid for taxes	$—
Supplemental non-cash investing and financing transactions:	$—
Note payable issued for prepaid services	199,800
Stock issued to officers and directors for services	3,000
Stock issued to consultants for services	12,500
The accompanying notes are an integral part of the audited financial statements

NOTE 1. NATURE OF BUSINESS

ORGANIZATION

ARRAKIS MINING RESEARCH INC. (hereinafter “AMRI”) is a development stage company incorporated in the State of Florida in June 2013. We were formed as a consultant to the ~~electric vehicle research and technologies~~ mining industry.  The ~~electric vehicle research and technologies~~  mining industry is subject to constant change due to market trends, thereby making it extremely competitive. The ~~electric vehicle research and technologies~~ mining  industry is complex, because several segments are regulated by both federal and state governments. AMRI’s approach assists general business operations with the growth and development, international expansion and marketing aspects of their business, allowing our potential customers to focus on the business aspects of operations. By using the services provided by AMRI, our clients are free to focus on compliance with regulations within their industry, and to complete their primary business goals.

NOTE 2. GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  The Company has not yet established an ongoing source of revenues sufficient to cover its operating cost and allow it to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  Management’s plan to obtain such resources for the Company include, obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses.  However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company.  In addition, profitability will ultimately depend upon the level of revenues received from business operations.  However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.  Cash and cash equivalents totaled $12,328 at August 31, 2013.

CASH FLOWS REPORTING

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period.

FINANCIAL INSTRUMENTS

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

REVENUE RECOGNITION

The Company follows ASC 605, Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company derives revenue from consulting arrangements with clients.  Revenue is generated by hourly fee structure or fixed contract costs, based on expected time to complete, additionally, costs incurred may be billed, as defined by the contractual arrangements.

RESEARCH AND DEVELOPMENT

The Company expenses research and development costs when incurred.  Research and development costs include engineering and testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.  We spent $-0- in research and development costs for the period ending August 31, 2013.

DEFERRED INCOME TAXES AND VALUATION ALLOWANCE

The Company accounts for income taxes under ASC 740, Income Taxes.  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.  No deferred tax assets or liabilities were recognized as of August 31, 2013.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per share is calculated in accordance with ASC 260, “Earnings Per Share.”  The weighted-average number of common shares outstanding during each period is used to compute basic earning or loss per share.  Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding.  Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at August 31, 2013.  As of August 31, 2013, the Company had no dilutive potential common shares.

SHARE-BASED EXPENSE

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired.  Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights.  Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees.  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Share-based expense for the period ending August 31, 2013 totaled $15,500.

RECENT ACCOUNTING PRONOUNCEMENTS

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 4. INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods.  The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not.  In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.  For the period June 14, 2013 (Inception) through August 31, 2013, the Company incurred losses of $71,574.  The net operating loss in the amount of $71,574, resulting from operating activities, result in deferred tax assets of approximately $24,335 at the effective statutory rates. Net operating loss carry forwards begin expiring in 2033. The deferred tax asset has been off-set by an equal valuation allowance.

NOTE 5. SHAREHOLDERS’ EQUITY

On June 14, 2013 the Company, through approval of its Board of Directors, authorized common shares of 500,000,000 with a par value of $0.0001.

COMMON STOCK

On June 15, 2013, through approval of its Board of Directors, the Company issued 6,000,000 shares, at par value $.0001, to Ken Olsen, CEO and Director, 6,000,000 shares, at par value $0.0001 to Glen Grant, advisor, 6,000,000 shares, at par value $0.0001 to

Foster Smith, advisor, 6,000,000 shares, at par value to Nelson Riis, advisor, 2,000,000 shares, at par value $0.0001 to Gerald Ernst, advisor, 2,000,000 shares, at par value $0.0001 to Bruce Hartley, advisor and 2,000,000 shares, at par value $.0001, to Kavita Khandelwal, advisor, in exchange for services totaling $3,000.

On June 15, 2013, through approval of its Board of Directors, the Company issued 500,000 shares, at $0.025 per share, to Soellingen Advisory Group, Inc., a non related party, in exchange for consulting services totaling $15,500.

During the Month of August, 2013 the Company sold 900,000 shares to 45 shareholders via subscription at a value of $0.025 per share for cash totaling $22,500.

There were 31,400,000 shares of common stock issued and outstanding at August 31, 2013.

NOTE 6. RELATED PARTY TRANSACTIONS

EQUITY TRANSACTIONS

On June 15, 2013, through approval of its Board of Directors, the Company issued 6,000,000 shares, at par value $.0001, to Ken Olsen, CEO and Director, 6,000,000 shares, at par value $0.0001 to Glen Grant, advisor, 6,000,000 shares, at par value $0.0001 to Foster Smith, advisor, 6,000,000 shares, at par value to Nelson Riis, advisor, 2,000,000 shares, at par value $0.0001 to Gerald Ernst, advisor, 2,000,000 shares, at par value $0.0001 to Bruce Hartley, advisor and 2,000,000 shares, at par value $.0001, to Kavita Khandelwal, advisor, in exchange for services totaling $3,000.

On August 3, 2013 the Company sold 20,000 shares, at $0.025 per share, to Nelson Riis, advisor , via subscription at a value of $0.025 per share for a totaling $500.

NOTE 7. NOTES PAYABLE

Notes payable consisted of the following as of August 31, 2013:

August 31, 2013

New Opportunity Business Solutions, Inc., a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800.  The note states a 10% interest rate with no set maturity date and is due on demand. Payment of principal and interest is due on demand and is not contingent. However to the extent that the Company incurs expense to accomplish the goal of the consulting agreement, the obligation of the company shall be reduced an equal amount. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits. Accrued interest at August 31, 2013 was $4,052.

~~New Opportunity Business Solutions, Inc., a non related party for consulting services to the Company. ARRAKIS MINING RESEARCH INC. (AMRI) is a client of New Opportunity Business Solutions, Inc. The original amount of the note payable was $199,800.  The note states a 10% interest rate. The note is as support for the consulting fee which was owed by AMRI but not paid as required. Both note and consulting agreement with all terms are attached as exhibits. Accrued interest at August 31, 2013 was $4,052.~~

$199,800

Total notes payable	$199,800

Less current portion	$(199,800)

NOTE 8. PREPAID EXPENSE

The Company entered into a consulting agreement with New Opportunity Business Solutions, a non related party, on June 19, 2013.  New Opportunity Business Solutions is to provide consulting services assisting with the preparation of the S1 registration statement being filed with the Security and Exchange Commission.  The contract is for a 12 month term.  The amount of the contract is $199,800 due and payable in full on June 19, 2013. The Company will expense the contract over the 12 month term in the amount of $16,650 per month.   As of August 31, 2013 the company has expensed 3 month or $38,850 and the prepaid balance was $161,050.

The balance of prepaid expense at August 31, 2013 is $161,050.

NOTE 9. COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company.   Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 10. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company as of August 31, 2013.

NOTE 11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were issued. Based on our evaluation no events have occurred requiring adjustment to or disclosure in the financial statements.

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES
A NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
Resale Offering
DESCRIPTION OF SECURITIES TO BE REGISTERED
INTEREST OF NAMED EXPERTS AND COUNSEL
INFORMATION WITH RESPECT TO THE REGISTRANT
Description of Business
Description of Property
Legal Proceedings
Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters
Reports to Security Holders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Results of Operation
Liquidity & Capital Resources
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Directors and Executive Officers
Executive Compensation
Compensation Committee Interlocks and Insider Participation
Security Ownership of Certain Beneficial Owners and Management
Transactions With Related Persons, Promoters and Certain Control Persons
Director Independence
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
INDEX TO FINANCIAL STATEMENTS

DEALER PROSPECTUS DELIVERY OBLIGATION

Until

 (90 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The selling stockholders are offering and selling shares of our common stock only to those persons and in those jurisdictions where these offers and sales are permitted.

You should rely only on the information contained in this prospectus, as amended and supplemented from time to time. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery or of any sale of shares. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has not been a change in our affairs since the date hereof.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes information and documents in a manner we believe to be accurate, but we refer you to the actual documents or the agreements we entered into for additional information of what we discuss in this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

The following table sets forth the costs and expenses payable by ARRAKIS MINING RESEARCH INC. in connection with the sale of the securities being registered.  We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.  All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$5.58
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$0.00
Accounting Fees and Expenses	$5,000.00
Legal Fees and Expenses	$10,008.00
Transfer Agent’s Fees and Expenses	$2,000.00
Miscellaneous	$3,000.00
Total	$20,013.58

Item 14. Indemnification of Directors and Officers.

Our Articles of Incorporation, Article X, permits the corporation to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense.

In addition, our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Florida law would permit indemnification.  We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

CODE OF ETHICS

We have adopted a code of ethics as of June 2013 that applies to our principal executive officer, principal financial officer and principal accounting officer as well as our employees.  Our standards are in writing and will be posted on our website once our site is operational.  Our complete Code of Ethics has been attached to this registration statement as an exhibit.  Our annual report filed with the Securities Exchange Commission will set forth the manner in which a copy of our code may be requested at no charge.  The following is a summation of the key points of the Code of Ethics we adopted:

•

Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our company;

•

Full compliance with applicable government laws, rules and regulations;

•

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•

Accountability for adherence to the code.

WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission.  You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-732-0330 for more information about its public reference facilities.  Our SEC filings will be available to you free of charge at the SEC’s web site at www.sec.gov.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance and sales of ARRAKIS MINING RESEARCH INC. common stock without registration during the last three years.  No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.  The following securities of ARRAKIS MINING RESEARCH INC.  were issued by AMRI within the past three (3) years and were not registered under the Securities Act of 1933. The shares of our common stock were issued pursuant to Regulation D, Rule 506 and Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.  The Company did not engage in general solicitation of investors when selling securities.  All shareholders in our Section 4(2) offering are sophisticated investors who are personally known by our president, Ken Olsen.  Each shareholder had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment or was otherwise able to bear the economic risks of an investment in our Company.  Additionally, each shareholder was provided with access to the type of information about our Company that would normally be provided in a prospectus.  Finally, the shareholders agreed not to resell or distribute the securities to the public and were aware that each certificate representing shares of our common stock would bear a restrictive transfer legend to prevent any unauthorized distribution.

~~Set forth below is information regarding the issuance and sales of ARRAKIS MINING RESEARCH INC. common stock without registration during the last four years.  No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.  The following securities of ARRAKIS MINING RESEARCH INC.  were issued by AMRI within the past two (2) years and were not registered under the Securities Act of 1933. The shares of our common stock were issued pursuant to Section 4(2) of the Securities Act of 1933 and the exempt transaction provisions of applicable state law.   All shareholders in our Section 4(2) offering are sophisticated investors who are personally known by our president, Ken Olsen.  Each shareholder had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment or was otherwise able to bear the economic risks of an investment in our Company.  Additionally, each shareholder was provided with access to the type of information about our Company that would normally be provided in a prospectus.  Finally, the shareholders agreed not to resell or distribute the securities to the public and were aware that each certificate representing shares of our common stock would bear a restrictive transfer legend to prevent any unauthorized distribution.~~

Name of Stockholder	Shares Received	Date Shares Sold	Consideration
John Bradshaw	20,000	August 3, 2013	$500.00
Ashley Brent	20,000	August 3, 2013	$500.00
Justin Chubaty	20,000	August 3, 2013	$500.00
Catherine Closs	20,000	August 3, 2013	$500.00
Ross Demkiw	20,000	August 3, 2013	$500.00
Derrick Ernst	20,000	August 3, 2013	$500.00
Gerald Ernst	20,000	August 3, 2013	$500.00
Jordan Ernst	20,000	August 3, 2013	$500.00
Janaina Estacio	20,000	August 3, 2013	$500.00
Cynthia Finnemore	20,000	August 3, 2013	$500.00
Brian Grant ~~[4]~~	20,000	August 3, 2013	$500.00
Jacquelyn Grant	20,000	August 3, 2013	$500.00
Rebbecca Grant	20,000	August 3, 2013	$500.00
Bruce Hartley	20,000	August 3, 2013	$500.00
James Howells	20,000	August 3, 2013	$500.00
Nicole Howells	20,000	August 3, 2013	$500.00
Denise Hughes	20,000	August 3, 2013	$500.00
Wade Hughes	20,000	August 3, 2013	$500.00
Stephen Hulsemann	20,000	August 3, 2013	$500.00
Tanya Hulsemann	20,000	August 3, 2013	$500.00
Blaine Kennedy	20,000	August 3, 2013	$500.00
Christine Kinzer	20,000	August 3, 2013	$500.00
Jared Ladouceur	20,000	August 3, 2013	$500.00
Robert LaRose	20,000	August 3, 2013	$500.00
Perry McIsacc	20,000	August 3, 2013	$500.00
Mary Mercredi	20,000	August 3, 2013	$500.00
Laurie Olesen	20,000	August 3, 2013	$500.00
Natalia Gonzalez Beltran	20,000	August 3, 2013	$500.00
Louis Olsen Perea	20,000	August 3, 2013	$500.00
Sheldon Radzick	20,000	August 3, 2013	$500.00
Kristopher Reeb	20,000	August 3, 2013	$500.00
Krystal Reeb	20,000	August 3, 2013	$500.00
Horace Rieger	20,000	August 3, 2013	$500.00
Cindy Roettger	20,000	August 3, 2013	$500.00
Myles Roettger	20,000	August 3, 2013	$500.00
Peter Russell	20,000	August 3, 2013	$500.00
Juanita Raquel Sanchez Madrid	20,000	August 3, 2013	$500.00
Ray Skaff	20,000	August 3, 2013	$500.00
Carol Stockwell	20,000	August 3, 2013	$500.00
Ed Taylor	20,000	August 3, 2013	$500.00
Beverly Wasylenchuk	20,000	August 3, 2013	$500.00
Martin Wasylenchuk	20,000	August 3, 2013	$500.00
Cristina Robinson	20,000	August 3, 2013	$500.00
David Haig	20,000	August 3, 2013	$500.00
Soellingen Advisory Group, Inc	500,000	August 3, 2013	Services
Glenn Grant	6,000,000	June 15, 2013	Services
Foster Smith	6,000,000	June 15, 2013	Services
Gerald Ernst	2,000,000	June 15, 2013	Services
Bruce Hartley	2,000,000	June 15, 2013	Services
Kavita Khandelwal	2,000,000	June 15, 2013	Services
Nelson Riis	6,000,000	June 15, 2013	Services
Nelson Riis	20,000	August 3, 2013	$500.00
Ken Olsen	6,000,000	June 15, 2013	Services

(1)

Ken Olsen has expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

(2)

Soellingen Advisory Group, Inc, Glenn Grant, Foster Smith, Bruce Hartley, Gerald Ernst, Kavita Khandelwal and Nelson Riis have given many hours of consultation with Mr. Olsen our CEO in the past regarding the business model and are experienced in the mining industry. All parties have agreed to serve in an advisory capacity in the future however there are no current contractual obligations except for Soellingen Advisory Group, Inc

Item 16. Exhibits and Financial Statement Schedules. The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.  All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3.1	Articles of Incorporation
3.2	By-Laws
5	Opinion Regarding Legality and Consent of Counsel: by Clifford J. Hunt, Esq.
10.1	Consulting agreement dated June 19, 2013
10.2	Demand Note
14	Code of Ethics
23.1	Consent of Experts and Counsel: Independent Auditor’s Consent by Peter Messineo, C.P.A.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

 (a)(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

 (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Sec.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

 (i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

 (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

 The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

 (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

 (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

 (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

 (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  ~~(a)  Rule 415 Offering.   The undersigned registrant hereby undertakes to:~~

~~(1)~~

~~File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:~~

~~(i)~~

~~Include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;~~

~~(ii)~~

~~Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and~~

~~(iii)~~

~~Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.~~

~~(2)~~

~~For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.~~

(1)

~~File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.~~

~~(b)~~

~~Request for Acceleration of Effective Date.   Insofar as indemnification for liabilities arising under the Securities Act  may be permitted to directors, officers and controlling persons of the registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.~~

~~In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.~~

~~(4)~~

~~That, for the purpose of determining liability under the Securities Act to any purchaser:~~

~~(i)~~

~~Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however,  that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.~~ SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Texas, March 17, 2014

(Registrant)

ARRAKIS MINING RESEARCH INC.

By:  /s/ Ken Olsen

Ken Olsen, President, Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/Ken Olsen	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Director	~~November 6, 2013~~ March 17, 2014